TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET, NEW YORK, NEW YORK 10005

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 21, 2009

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April 10, 2009

To the Stockholders of
TRANSATLANTIC HOLDINGS, INC.:

The Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH"), will be held at 1 Hanover Square, New York, New York, on Thursday, May 21, 2009, at 11:00 o'clock A.M., for the following purposes:

1. To elect 7 directors of TRH to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To act upon a proposal to adopt a 2009 Long Term Equity Incentive Plan;

3. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2009; and

4. To transact any other business that may properly come before the meeting.

Stockholders of record at the close of business on March 26, 2009 will be entitled to vote at the meeting. During the ten days prior to the meeting, a list of such stockholders will be available for inspection at the offices of TRH at 80 Pine Street, New York, New York.

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage prepaid envelope or submit your proxy through the Internet, as described in the instructions you received. If you plan on attending the meeting, please remember to bring photo identification with you.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, Annual Report to Stockholders and other Soliciting Material are available in the Investor Information section of TRH's corporate website at www.transre.com.

By Order of the Board of Directors

AMY M. CINQUEGRANA
Secretary

TRANSATLANTIC HOLDINGS, INC.

80 PINE STREET, NEW YORK, N.Y. 10005

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PROXY STATEMENT

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April 10, 2009

The enclosed proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH" or the "Company"), to be held on May 21, 2009, and at any adjournment thereof. It may be revoked, by written notice or by furnishing a proxy subsequent in time, at any time prior to its use. All shares represented at the meeting by properly executed proxies will be voted as specified, and, unless otherwise specified, will be voted for the election of directors, for the adoption of the 2009 Long Term Equity Incentive Plan and for the ratification of the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2009.

Only stockholders of record at the close of business on March 26, 2009 will be entitled to vote at the meeting. On that date, 66,364,358 shares (exclusive of shares held by TRH) of common stock, par value $1.00 per share ("TRH Common Stock"), were outstanding, each such share of stock having one vote.

Pursuant to new rules recently adopted by the Securities and Exchange Commission (the "SEC") the Company has elected to provide stockholders access to proxy materials over the Internet. Accordingly, on or about April 10, 2009, the Company will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set or an electronic copy of the proxy materials. Instructions on how to access the proxy material over the Internet or to request a printed or electronic copy, free of charge, may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or in electronic form by e-mail on an on-going basis.

Stockholders of record may vote in one of four ways: (i) by Internet at www.voteproxy.com, (ii) by toll-free telephone by following the instructions on the proxy card, (iii) by completing and mailing your proxy card, or (iv) by written ballot at the Annual Meeting. Beneficial owners may vote by following the voting instructions sent by their broker, trustee or nominee.

BENEFICIAL OWNERSHIP

The following table lists the beneficial ownership of TRH Common Stock as of March 26, 2009, by each person or group who, to TRH's knowledge, beneficially owned more than five percent of the outstanding TRH Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
American International Group, Inc. ("AIG")(1) .... 70 Pine Street New York, NY 10270	39,092,662	58.91
Davis Selected Advisers, LP(2) .... 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	14,474,374	21.81

(1) Includes 22,018,972 shares directly owned by American Home Assurance Company, a wholly-owned subsidiary of AIG, which shares with AIG voting and investment power over such shares. AIG has sole voting and investment power over the remaining shares. The AIG Credit Facility Trust may be deemed to have beneficial ownership of the shares of TRH owned by AIG. See "Relationship with AIG."

(2) Davis Selected Advisers, L.P. filed a Schedule 13G, dated February 12, 2009, with respect to the shares of TRH Common Stock held by it, which stated that it is an institutional investment manager, and that it has sole voting authority with respect to 13,803,747 shares and sole dispositive authority with respect to 14,474,374 shares.

I. ELECTION OF DIRECTORS

Seven directors are to be elected at the meeting to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified. Pursuant to TRH's By-Laws, the Board of Directors has set the number of directors on the Board at ten and, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated seven nominees for director. If a quorum is present at the meeting, the affirmative vote of a plurality of the shares of TRH Common Stock present in person or by proxy and entitled to vote thereon at the Annual Meeting is required to elect the directors. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for purposes of determining the presence of a quorum, but abstentions and broker non-votes will have no effect on the outcome of the vote. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no such voting instructions are given. It is the intention of the persons named in the accompanying proxy to vote for the election of the nominees listed below, 7 of whom are currently members of your Board of Directors. Mr. C. Fred Bergsten, who is a current member of the TRH Board, will not be standing for re-election. The nominees have consented to be named in this proxy statement and to serve if elected. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the persons named in the accompanying form of proxy may determine in their discretion. Proxies may not be voted for more than the number of nominees named. The nominees, and certain information supplied by them to TRH, are as follows:



IAN H. CHIPPENDALE

Age 60

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Retired Chairman, RBS Insurance Group, Ltd.
(Insurance)
Director, Homeserve plc



JOHN G. FOOS

Age 59

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Retired Chief Financial Officer, Independence Blue Cross
(health insurance)
Director, Chairman of the Board, Plan Investment Fund



JOHN L. McCARTHY

Age 61

Director since 2008. *He has also served as a director of TRC and of Putnam since 2008.*

President, Risk Management Foundation of the Harvard Medical Institutions, Inc.
(risk management)



ROBERT F. ORLICH

Age 61

Director since 1994. *He has also served as a director of TRC and of Putnam since 1992.*

Chairman, President and Chief Executive Officer, TRH, TRC and Putnam
Chairman, Trans Re Zurich



WILLIAM J. POUTSIAKA

Age 56

Director since 2008. *He has also served as a director of TRC and of Putnam since 2008.*

Retired President and Chief Executive Officer, PanAgora Asset Management
(investment management)
Formerly, President and Chief Executive Officer and Director Arkwright Mutual Insurance Company
(insurance)



RICHARD S. PRESS

Age 70

Director since 2006. *He has also served as a director of TRC and of Putnam since 2006.*

Retired Senior Vice President and Director, Insurance Asset Management Group
Wellington Management Company, LLP
(investment management company)
Director, Pomeroy IT Solutions, Inc.



THOMAS R. TIZZIO

Age 71

Director since 1990. *He has also served as a director of TRC since 1979 and of Putnam since 1990.*

Retired Senior Vice Chairman-General Insurance, AIG

The principal occupation or affiliation of each of the nominees is shown in bold face type. Each director has occupied an executive position with the company or organization listed above for at least the past five years, except where noted.

CORPORATE GOVERNANCE, BOARD OF DIRECTORS AND COMMITTEES

On July 1, 2008, Martin J. Sullivan, who served as director and non-executive Chairman, resigned from the Board. On July 1, 2008, the Board elected Robert F. Orlich, President and Chief Executive of TRH, to serve as interim chairman. On October 24, 2008, Steven J. Bensinger who served as director, resigned from the Board. Mr. James Balog and Ms. Diana K. Mayer, served as directors from January 1, 2008 through May 21, 2008, at which time they did not stand for re-election.

Governance Principles

TRH's Board has established the TRH Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees, to promote the interests of stockholders and to establish a common set of expectations for the governance of the organization. All of TRH's corporate governance materials, including the Corporate Governance Guidelines; Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee Charters; TRH's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics; TRH's Director Independence Standards, Related-Party Transaction Approval Policy and TRH's Code of Conduct for employees, are available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section. Printed copies of these materials are available upon request to any stockholder by writing to Transatlantic Holdings, Inc., c/o Investor Relations, 80 Pine Street, New York, NY 10005 and are also available in the Investor Information section on TRH's website at www.transre.com. TRH's Board regularly reviews corporate governance developments and modifies its guidelines, charters and practices as warranted. Any modifications will be reflected on TRH's website.

Using the Director Independence Standards which are attached in Appendix A, the Board has affirmatively determined that each of Messrs. Balog, Bergsten, Chippendale, Foos, McCarthy, Poutsiaka and Press and Ms. Mayer are independent under the current New York Stock Exchange rules. In making their independence determinations, the Board reviewed the charitable contributions made by TRH or AIG to any organizations with which any of the directors is affiliated.

In 2008, AIG contributed $125,000 to the Peterson Institute for International Economics (the "Institute"). No contribution was made in 2007. Mr. Bergsten is the Director of the Institute. The Board has determined that this contribution did not impair Mr. Bergsten's independence for purposes of the New York Stock Exchange Listing Standards.

In addition, Mr. Chippendale advised the Board that PricewaterhouseCoopers LLP has in the past, and continues currently, to provide personal tax services to Mr. Chippendale. The Board considered the tax services provided by PricewaterhouseCoopers LLP to Mr. Chippendale and concluded that the services provided do not impair either Mr. Chippendale's or PricewaterhouseCoopers LLP's independence.

AIG owned 58.91 percent of the TRH Common Stock as of March 26, 2009. By virtue of AIG's position as majority stockholder, TRH qualifies as a controlled company under the New York Stock Exchange Listing Standards. Accordingly, TRH has availed itself of the exemptions provided under Section 303A of the New York Stock Exchange Listing Standards as they relate to director independence, and the Compensation and Nominating and Corporate Governance Committees of the Board of Directors.

There were four regularly scheduled meetings of the Board during 2008 and one special meeting. Additionally, during 2008 there were four Board consents. All of the directors attended at least 75 percent of the aggregate of all meetings of the Board and of the committees of the Board on which they served except Mr. Bensinger, who attended 71 percent of the aggregate of all meetings of the Board and the committees of the Board on which he served. TRH does not require its directors to attend Annual Meetings of stockholders. TRH's eight directors who were standing for re-election, along with the two new nominees, attended the TRH 2008 Annual Meeting of Stockholders.

TRH holds at least one regularly scheduled meeting each year of its non-management directors, and at least one regularly scheduled meeting of its independent directors, the presiding director at such meetings will be elected by such non-management or independent directors, respectively.

4

Communications with Board Members

The Board of Directors provides a process for stockholders and other interested parties to send communications to the Board of Directors or any of the directors. Stockholders and other interested parties may send written communications to the Board of Directors, or any of the individual directors, c/o the Corporate Secretary of the Company to Transatlantic Holdings, Inc., 80 Pine Street, New York, NY 10005. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

Audit Committee

The Audit Committee, which held twelve meetings during 2008, assists the Board's oversight of TRH's financial statements and TRH's compliance with legal and regulatory requirements, the qualifications and performance of TRH's independent registered public accounting firm and the performance of TRH's internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of TRH's independent registered public accounting firm. A copy of the current Audit Committee charter is included with this proxy statement as Appendix B. During 2008, Ms. Mayer and Messrs. Balog, Press and Foos served as members of the Audit Committee from January 1, 2008 through May 21, 2008. During this time period Ms. Mayer served as the Chairperson of the Audit Committee. From May 22, 2008 through December 31, 2008 Messrs. Foos, McCarthy, Poutsiaka and Press served as members of the Audit Committee. During this time period, Mr. Foos served as the Chairperson of the Audit Committee. The Board has also determined that each member of the Audit Committee is "financially literate" within the meaning of the New York Stock Exchange Listing Standards. Additionally, the Board has determined that Mr. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the Audit Committee financial expert. Also, on the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met five times during 2008. The primary purposes of the Nominating and Corporate Governance Committee are to recommend individuals to the Board of Directors for nomination, election or appointment as members of the Board and its committees, to review on an ongoing basis the corporate governance principles and practices that should apply to TRH and to review and make recommendations to the Board on Director compensation. The Nominating and Corporate Governance Committee will consider nominees recommended by the stockholders. Stockholders may propose nominees for consideration by submitting names and supporting information to: Chairperson, Nominating and Corporate Governance Committee, c/o General Counsel, Transatlantic Holdings, Inc., 80 Pine Street, 7th Floor, New York, NY 10005. The Nominating and Corporate Governance Committee selects nominees for the Board who possess at a minimum the following qualifications: high personal and professional ethics, values and integrity; ability to work as part of an effective, collegial group; commitment to representing the long-term interests of TRH; skill, diversity, background and experience with businesses and other organizations that the Board deems relevant; the individual's experience interplays well with the experience of other Board members; and ability and willingness to commit adequate time to TRH over an extended period of time. The Nominating and Corporate Governance Committee will evaluate stockholder nominees on the same basis as all other nominees. This Committee was formed in 2004, and the members of the Nominating and Corporate Governance Committee during 2008 were Messrs. Balog, Chippendale and Tizzio and Ms. Mayer from January 1, 2008 through May 21, 2008. From May 22, 2008 through December 31, 2008, Messrs. Chippendale, Foos, McCarthy, Press and Tizzio served as members of the Nominating and Corporate Governance Committee. During 2008, Mr. Tizzio served as Chairman of the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee, which held four meetings during 2008, oversees the administration of TRH's salary and bonus compensation programs, establishes the compensation of the Chief Executive Officer and makes recommendations with respect to cash compensation programs applicable to senior executives and other employee compensation. The Compensation Committee also administers the TRH Stock Option and Stock Incentive Plans and the TRH Partners and Senior Partners Plans and makes recommendations with respect to the long-term incentive compensation plans. During 2008, Messrs. Balog, Bensinger, Press, Sullivan and Ms. Mayer were members of the Compensation Committee between January 1, 2008 and May 21, 2008. During this time Mr. Balog served as Chairman of the Compensation Committee. From May 22, 2008 through June 30, 2008 Messrs. Bensinger, Chippendale, Poutsiaka, Press and Sullivan served as members of the Compensation Committee. From July 1, 2008 through October 23, 2008, Messrs. Bensinger, Chippendale, Poutsiaka and Press served as members of the Compensation Committee. From October 24, 2008 through December 31, 2008, Messrs. Chippendale, Poutsiaka and Press served as members of the Compensation Committee. From May 22, 2008, through December 31, 2008, Mr. Chippendale served as Chairman of the Compensation Committee.

Other Committees

The principal function of the Executive Committee is to act for the Board between Board meetings. From January 1, 2008 through June 30, 2008, the members of the Executive Committee were Messrs. Orlich, Sullivan and Tizzio. From July 1, 2008 through December 31, 2008, Messrs. Orlich, Press and Tizzio served as members of the Executive Committee. There were two Executive Committee actions in 2008.

The Finance and Investment Committee, which oversees the financing and investment activities of TRH and its subsidiaries, held five meetings during 2008. Messrs. Balog, Bensinger, Bergsten, Foos and Press along with Ms. Mayer served as members of the Finance and Investment Committee from January 1, 2008 through May 21, 2008. From May 22, 2008 through October 23, 2008, Messrs. Bensinger, Bergsten, Foos, Poutsiaka and Press served as members of the Finance and Investment Committee. From October 24, 2008 through December 31, 2008, Messrs. Bergsten, Foos, Poutsiaka and Press served as members of the Finance and Investment Committee. During 2008, Mr. Press served as the Chairman of the Finance and Investment Committee.

The Underwriting and Risk Management Committee, which oversees the underwriting practices of TRH and its subsidiaries, held five meetings during 2008. Messrs. Chippendale, Foos, Press, Orlich and Tizzio served as members of the Underwriting and Risk Management Committee from January 1, 2008 through May 21, 2008. From May 22, 2008 through December 31, 2008 Messrs. Chippendale, McCarthy, Poutsiaka, Orlich and Tizzio served as members of the Underwriting and Risk Management Committee. During 2008, Mr. Tizzio served as the Chairman of the Underwriting and Risk Management Committee.

Related-Party Transactions

Related-Party Transactions Approval Policy. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a written policy that contains the policies and procedures governing the review and approval of related-party transactions involving TRH. The Board determined that the Audit Committee is the appropriate Committee to approve and ratify "Related-Party Transactions" (as defined in the policy).

Under the policy, any potential Related-Party Transaction will be analyzed by TRH's general counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction is a Related-Party Transaction. Related-Party Transactions will be brought to the Audit Committee for review and approval. The review of a Related-Party Transaction includes consideration of whether (i) the terms of the Related-Party Transaction are fair to TRH and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with a director, executive officer or employee of TRH; (ii) there are demonstrable business reasons for TRH to enter into the Related-Party Transaction; (iii) the Related-Party Transaction would impair the independence of a director; and (iv) the Related-Party Transaction would present an improper conflict of interests for any director, executive officer or employee of TRH, taking into account the size of the transaction, the overall financial position of the director, executive officer or employee, the direct or indirect nature of the interest of the director, executive officer or employee in the transaction, the ongoing nature of any proposed relationship, and any other factors the Audit Committee or the Chairman of the Audit Committee deems relevant. After appropriate review, the Audit Committee will approve such Related-Party Transaction if it is consistent with the policy. In the event that TRH becomes aware of a Related-Party Transaction that was not approved under this policy prior to consummation, such transaction will be reviewed in accordance with this policy as promptly as reasonably practicable. If it is not practical for the Audit Committee to wait until the next Audit Committee meeting to review a Related-Party Transaction, as determined by TRH's general counsel, the Chairman of the Audit Committee may review and approve the Related-Party Transaction.

For purposes of this policy, a "Related-Party Transaction" includes any (i) transaction or relationship directly or indirectly involving a director or executive officer that would need to be disclosed under Item 404(a) of Regulation S-K; (ii) transaction or relationship involving a director that is not deemed to be immaterial under TRH's Director Independence Standards as then in effect; (iii) material amendment or modification to an existing Related-Party Transaction; and (iv) transaction deemed by TRH's general counsel to be a Related-Party Transaction pursuant to the procedures under the policy. Notwithstanding the foregoing, the following shall not be Related-Party Transactions: (i) indemnification and advancement of expense payments made pursuant to TRH's Certificate of Incorporation or By-laws or pursuant to any agreement or instrument; (ii) any transaction that involves the providing of compensation to a director or executive officer in connection with his or her duties to TRH or any of its subsidiaries or affiliates, including the reimbursement of business and travel expenses incurred in the ordinary course; or (iii) any transaction with AIG and its subsidiaries in the ordinary course of TRH's business (which transactions are subject to separate procedures).

The Related-Party Transactions Approval Policy is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires TRH's directors, executive officers and persons who beneficially own more than ten percent of a registered class of TRH's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in beneficial ownership of TRH Common Stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish TRH with copies of all Section 16(a) forms they file. To TRH's knowledge, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders have been complied with, except for the following individuals who failed to timely report in February, 2008 performance stock units (RSUs) earned with respect to awards made under the 2006 Partners Plan as follows: Kenneth Apfel, Executive Vice President 3,952 shares; Paul A. Bonny, Executive Vice President 5,265 shares; Robert F. Orlich, President and Chief Executive Officer 12,240 shares; Michael C. Sapnar, Executive Vice President 4,605 shares; Gary A. Schwartz, Senior Vice President 3,292 shares; Steven S. Skalicky, Executive Vice President 5,595 shares and Javier E. Vijil, Executive Vice President 5,265 shares. These filings have now been made. In making these statements, TRH has relied on written representations of its directors, executive officers and ten percent stockholders, and copies of reports that they have filed with the SEC.

COMPENSATION OF DIRECTORS

Director compensation arrangements. The Board of Directors, as a result of the events surrounding the unapproved grant of RSUs to the non-management directors in 2007 and the subsequent rescission of that grant, directed the Nominating and Corporate Governance Committee ("Nominating Committee") to review the overall compensation of TRH's non-employee directors. To assist in the director compensation review, TRH engaged the services of the compensation consulting firm Watson Wyatt Worldwide ("Watson Wyatt"). Watson Wyatt prepared various competitive analyses of director compensation for TRH which have been shared with the Nominating Committee and the Board. The Nominating Committee considered the level of director compensation at companies of similar size and revenue as well as several peer companies. The Nominating Committee also considered the mix of short term compensation such as cash retainer fees and meeting attendance fees along with longer term compensation such as options or RSUs. After a full review of the analyses of director compensation the Nominating Committee made recommendations to the Board with regard to retainer fees, meeting attendance fees and fees for serving as a committee chair or as the lead independent director. In addition, the Nominating Committee made recommendations regarding the mix of director compensation between cash and equity. As part of the Nominating Committee's recommendations to the Board the committee proposed and the Board and stockholders adopted the 2008 Non-Employee Directors' Stock Plan ("Director Plan").

The Board of Directors approved a new Director Compensation structure to take effect after the Annual Meeting of Stockholders held on May 22, 2008. Under the new Director Compensation structure, all directors, except those who are employees of TRH or AIG, will receive an annual retainer of $37,000 and a fee of $1,500 for each meeting of the Board or any committee of TRH or its subsidiaries attended, the Audit Committee Chairperson will receive an additional retainer of $10,000, all other Committee Chairpersons will receive an additional retainer of $5,000 and the Lead Independent Director will receive an additional retainer of $15,000. In addition, the Board approved as part of annual compensation, a grant of restricted stock units to each non-management director that will vest ratably over a three year period.

During 2008, the Board granted 2,000 RSUs, that was subject to stockholder approval of the Director Plan, under the same terms as those granted and subsequently rescinded in 2007, with the one exception that they will now have three year vesting instead of four year vesting, to all directors who received the original grant. In addition, the Board has granted Mr. Chippendale, 1,000 RSUs, under the same terms as the grant to the other directors. Under the terms of the original grant any director retiring after the age of 65 will immediately vest in those RSUs upon retirement. Accordingly, Mr. Balog who did not stand for re-election, received fully vested grants upon approval of the Plan by stockholders. The Board believed Mr. Balog earned the right to receive the original grant of RSUs as a result of his long and distinguished service to TRH. On May 24, 2008, following the Stockholder meeting and the approval of the Directors Plan by the Stockholders, the Board granted each non-management director, 1,400 RSUs, to vest ratably over a three year period, as part of its new director compensation structure.

The following table contains information about the compensation of persons who served as non-management directors of TRH in 2008.

2008 Non-Management Director Compensation

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	Stock Awards (3)	All Other Compensation	Total
James Balog	$ 39,000	$72,062	$130,360	0	$241,422
Steven J. Bensinger	0	(7,283)	0	0	(7,283)
C. Fred Bergsten	47,250	72,062	215,692	0	335,004
Ian H. Chippendale	64,500	0	53,932	0	118,432
John G. Foos	108,750	0	71,565	0	180,315
Diana K. Mayer	41,750	0	0	0	41,750
John L. McCarthy	47,250	0	36,299	0	83,549
William J. Poutsiaka	80,250	0	36,299	0	116,549
Richard S. Press	122,250	0	163,259	0	285,509
Martin J. Sullivan	0	(7,283)	0	0	(7,283)
Thomas R. Tizzio	61,250	72,062	215,692	0	349,004

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(1) This column represents annual retainer fees and board and committee meeting attendance fees. Messrs. Sullivan and Bensinger, as Executive Officers of AIG, served on the Board but did not receive any compensation for their service as directors.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in 2008 (without regard to any estimate of forfeiture related to service-based vesting conditions) of options granted under TRH's 2000 Stock Option Plan pursuant to FAS 123R. See the Stock and Option Awards Outstanding at December 31, 2008 table below for detail regarding each director's total outstanding option awards. No options were granted to directors in 2008. The negative amounts for Messrs. Bensinger and Sullivan resulted from the resignations from the Board during 2008, forfeiting all unvested options and allowing all vested options to expire.

(3) This column represents the expense in accordance with FAS 123R of stock based awards granted by TRH under the 2008 Non-Employee Directors' Stock Plan. See the Stock and Option Awards Outstanding at December 31, 2008 table below for detail regarding each director's total outstanding stock awards. Included within this column are RSUs granted on March 25, 2008 that were issued to replace the RSUs granted in 2007 that were rescinded. The amounts related to this grant are as follows: James Balog $130,360; Steven J. Bensinger $0; C. Fred Bergsten $126,960; Ian H. Chippendale $17,633; John G. Foos $35,267; Diana K. Mayer $0; John L. McCarthy $0; William J. Poutsiaka $0; Richard S. Press $126,960; Martin J. Sullivan $0 and Thomas R. Tizzio $126,960.

The Stock and Option Awards Outstanding at December 31, 2008 table that follows provides additional detail regarding non-management directors' outstanding equity-based awards.

Stock and Option Awards Outstanding at December 31, 2008

Name	Option Awards		Stock Awards
	Number Exercisable	Number Unexercisable (1)	
James Balog	42,812	6,000	0
Steven J. Bensinger	0	0	0
C. Fred Bergsten	46,812	2,000	3,400
Ian H. Chippendale	0	0	2,400
John G. Foos	0	0	3,400
Diana K. Mayer	0	0	0
John L. McCarthy	0	0	1,400
William J. Poutsiaka	0	0	1,400
Richard S. Press	0	0	3,400
Martin J. Sullivan	0	0	0
Thomas R. Tizzio	48,375	2,000	3,400

(1) This column represents, for each director, the unvested TRH stock option awards granted in prior years. Each grant vests 25% a year for four years from the date of grant. No option awards were granted in 2008.

Ownership of Certain Securities

The following table summarizes the beneficial ownership of equity securities of TRH and AIG, by each of the nominees for director, each executive officer named in the Summary Compensation Table, and by the current directors and current executive officers as a group.

| | Equity Securities Owned Beneficially as of January 31, 2009(1) | | | |
| | TRH Common Stock | | AIG Common Stock | |
Name	Amount and Nature of Beneficial Ownership(2)	Percent of Class	Amount and Nature of Beneficial Ownership(3)	Percent of Class
C. Fred Bergsten	46,812	.07	0	—
Paul A. Bonny	219,056	.33	14,060	(4)
Ian H. Chippendale	0	—	0	—
John G. Foos	0	—	0	—
John L. McCarthy	0	—	0	—
Robert F. Orlich	550,533	.83	4,919	(4)
William J. Poutsiaka	0	—	0	—
Richard S. Press	0	—	0	—
Michael C. Sapnar	83,688	.13	202	(4)
Steven S. Skalicky	205,318	.31	3,006	(4)
Thomas R. Tizzio	96,818	.15	150,000	(4)
Javier E. Vijil	193,013	.29	4,745	(4)
All Directors and Executive Officers of TRH as a Group (14 individuals)	1,451,515	2.19	202,205	.01

(1) Unless otherwise indicated, the beneficial owners listed have sole voting and investment power over the shares listed.

(2) Amounts of equity securities shown include shares of TRH Common Stock subject to options which may be exercised within 60 days of January 31, 2009 as follows: Bergsten—46,812 shares, Bonny—198,869 shares, Orlich—491,296 shares, Sapnar—79,934 shares, Skalicky—182,571 shares, Tizzio—48,376 shares, Vijil—183,571 shares, all directors and executive officers of TRH as a group—1,282,678 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—59,237 shares with his wife, Skalicky—758 shares with his wife, Vijil—9,442 shares with his wife, all directors and executive officers of TRH as a group—69,437 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Press—2,000 shares, all directors and executive officers as a group—2,000 shares.

(3) Amounts of equity securities shown include shares of AIG Common Stock subject to options which may be exercised within 60 days of January 31, 2009 as follows: all directors and executive officers of TRH as a group—4,800 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—4,919 shares with his wife, Skalicky—2,989 shares with his wife, Tizzio—150,000 shares with his wife, Vijil—4,745 shares with his wife, all executive officers and directors of TRH as a group—162,653 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: all directors and executive officers as a group—0 shares.

(4) Less than .01 percent.

RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Relationship with AIG

AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations and retirement services. Other significant activities include financial services and asset management. The AIG Group (AIG, together with its subsidiaries, is referred to herein as the "AIG Group") is one of the largest purchasers of reinsurance in the insurance industry based on premiums ceded.

AIG Group beneficially owns 39,092,662 shares of TRH Common Stock, representing approximately 58.91 percent of the outstanding TRH Common Stock. One of TRH's eight current directors is a retired former executive officer of AIG. Mr. Tizzio is retired Senior Vice Chairman—General Insurance.

On March 5, 2009, AIG filed a Current Report on Form 8-K (the "AIG Form 8-K") disclosing, among other things, that:

"On March 4, 2009, American International Group, Inc. (AIG) issued and sold to the AIG Credit Facility Trust (the Trust), a trust established for the sole benefit of the United States Treasury, 100,000 shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and an initial liquidation preference of $5.00 per share (the Series C Preferred Stock), for an aggregate purchase price of $500,000 (the Transaction), with an understanding that additional and independently sufficient consideration was also furnished to AIG by the Federal Reserve Bank of New York (the FRBNY) in the form of its lending commitment (the Credit Facility) under the Credit Agreement, dated as of September 22, 2008, between AIG and the FRBNY. The issuance and sale of the Series C Preferred Stock was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933."

The AIG Form 8-K further disclosed that:

"As a result of the Transaction, a change in control of AIG has occurred. Pursuant to the [Series C Perpetual, Convertible, Participating Preferred Stock Purchase Agreement, dated as of March 1, 2009], AIG and AIG's Board of Directors are obligated to work in good faith with the Trust to ensure corporate governance arrangements satisfactory to the Trust."

As a result of the issuance of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and an initial liquidation preference of $5.00 per share, the AIG Credit Facility Trust may be deemed to have beneficial ownership of the 39,092,662 shares of TRH Common Stock beneficially owned by AIG Group.

In addition, the Credit Agreement (the "Fed Credit Agreement"), dated as of September 22, 2008, between AIG and the Federal Reserve Bank of New York (the "NY Fed"), is secured by, among other things, approximately 17.1 million shares of TRH Common Stock of the Company held directly by AIG.

In February 2009, AIG received a waiver from the NY Fed stating that neither TRH nor its wholly-owned subsidiary PRMS are deemed to be "restricted subsidiaries" as that term is defined under the Fed Credit Agreement. If such entities had been deemed to be "restricted subsidiaries," then they may have been subject to various restrictive covenants and compliance obligations under the Fed Credit Agreement. TRH's other subsidiaries are not deemed to be "restricted subsidiaries" under the Fed

Credit Agreement as they are regulated insurance subsidiaries. TRH is not a party to the Fed Credit Agreement and has not received the benefit of any funding thereunder.

AIG Group Reinsurance

TRH, through its wholly owned subsidiaries TRC, Putnam and Trans Re Zurich either accepts or rejects reinsurance offered by subsidiaries of AIG based upon TRH's assessment of risk selection, pricing, terms and conditions. Historically, and with few exceptions, TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance with subsidiaries of AIG; however, TRH may in the future set terms and conditions with respect to such business as a lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arms' length basis. The Underwriting and Risk Management Committee of the Board of Directors of TRH, which includes at least one independent director of TRH, monitors TRH's underwriting policies.

Approximately $550 million (12%), $555 million (13%) and $593 million (15%) of gross premiums written by TRH in the years 2008, 2007 and 2006, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for which TRH recorded ceding commissions totaling approximately $99 million, $114 million and $140 million, respectively, in such years. TRH has no goal with respect to the portion of AIG Group subsidiary versus non-AIG Group subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

In 2008, TRH retroceded approximately $188.5 million of gross premiums written to subsidiaries of AIG and received ceding commissions of approximately $16.7 million for the production of such business.

Certain Transactions with the AIG Group

Pursuant to service and lease agreements, the AIG Group furnishes to TRH certain office space, human resource related activities and certain other administrative services. TRH may terminate the service agreements by giving six months' written notice to AIG. TRH paid approximately $4.3 million for rent and $3.2 million for the other named services to the AIG Group in 2008.

Pursuant to an investment management contract, AIG Global Investment Group ("AIGGIG"), an AIG subsidiary, acts as investment manager for TRH. Under the terms of this agreement, AIGGIG has discretion to manage all the investment activities, including cash equivalents, of TRH, subject to the directions of TRH's Finance and Investment Committee and the Board of Directors and within the limits imposed by the New York Insurance Law. The agreement may be terminated by either party at any time. AIGGIG also provides investment management services for other clients. TRH paid an aggregate of approximately $6.3 million to AIGGIG for such investment management services in 2008.

In 2008, TRH's employees participated in benefit plans administered by AIG including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions. In 2009, TRH established the TRH Voluntary Savings Plan (a 401(k) plan) and transferred all TRH employees into the new plan which provides similar benefits as the AIG 401(k) Plan. TRH employees no longer participate in the AIG 401(k) plan or the AIG employee stock purchase plan.

TRH maintains a policy of directors and officers ("D&O") liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2008, TRH paid $1,230,000 for this D&O coverage. TRH, as a subsidiary of AIG, is also covered under AIG's policy of D&O liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2008, TRH paid AIG approximately $361,000 for its allocable portion of AIG's D&O premiums.

These services have been obtained at a cost which, in the opinion of TRH, has not exceeded the cost of obtaining such services from unaffiliated sources. The cost of certain of the aforementioned services may increase or decrease in the future, subject to negotiation, but in any event are expected not to exceed the cost of obtaining such services from unaffiliated sources. (See "Related-Party Transactions Approval Policy" above.)

In December 2005, the Company completed a public offering of $750 million principal amount of its 5.75% senior notes due on December 14, 2015 (the Senior Notes). Of the $750 million aggregate principal amount of the Senior Notes offered, $450 million principal amount was purchased and is still held by certain subsidiaries of AIG. During the fourth quarter of 2008, TRH repurchased $25 million of the senior notes for a price of approximately $15 million.

Relationship with SICO and Starr

Both C.V. Starr & Co., Inc. (Starr) and Starr International Company, Inc. (SICO) own substantial amounts of AIG Common Stock and have had other relationships with AIG. On March 20, 2007, the following parties: C.V. Starr & Co., Inc.; Edward E. Matthews; Maurice R. Greenberg; Maurice R. and Corinne P. Greenberg Family Foundation, Inc.; Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC; Starr International Company, Inc.; Universal Foundation, Inc.; C.V. Starr & Co., Inc. Trust (collectively, the Starr Group) filed an amended Schedule 13D with respect to the ownership of 13.6 percent of AIG's outstanding common stock. The members of the Starr Group do not affirm the existence of a group and disclaim beneficial ownership of each other member of the group; provided, however, that Maurice R. Greenberg does not disclaim beneficial ownership of the shares of AIG Common Stock held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC and C.V. Starr & Co., Inc. does not disclaim beneficial ownership of the shares of AIG Common Stock held by the C.V. Starr & Co., Inc. Trust. This information has not been updated to reflect changes in the ownership by the members of the Starr Group of AIG Common Stock that are disclosed in filings made by one or more members of the Starr Group under Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act). In each case, this information may not be accurate or complete and TRH takes no responsibility therefore and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

Throughout 2008, 2007 and 2006, certain of Starr's subsidiaries operated as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produced reinsurance business for TRH. Net commissions related to Starr subsidiaries were insignificant in 2008.

Historically, SICO has provided a series of two-year Deferred Compensation Profit Participation Plans to senior TRH executives and officers. Consistent with TRH's historical presentation, awards under the SICO Plans are reflected in the Summary Compensation Table. The SICO Plans are discussed further in "Exercises and Holdings of Previously Awarded Equity".

Compensation Committee Interlocks and Insider Participation

During 2008, Messrs. Balog, Bensinger, Press, Sullivan and Ms. Mayer were members of the Compensation Committee between January 1, 2008 and May 21, 2008. During this time Mr. Balog served as Chairman of the Compensation Committee. From May 22, 2008 through June 30, 2008 Messrs. Bensinger, Chippendale, Poutsiaka, Press and Sullivan served as members of the Compensation Committee. From July 1, 2008 through October 23, 2008, Messrs. Bensinger, Chippendale, Poutsiaka and Press served as members of the Compensation Committee. From October 24, 2008 through December 31, 2008, Messrs. Chippendale, Poutsiaka and Press served as members of the Compensation Committee. From May 22, 2008, through December 31, 2008, Mr. Chippendale served as Chairman of the Compensation Committee. No member of the Compensation Committee is a current officer or employee of the Company (or any of its subsidiaries) or was such an officer or employee at any time subsequent to June 1990, when the Company became a reporting company under the Exchange Act and no member of the Compensation Committee has any relationship with the Company requiring disclosure as a related party transaction. During 2008, none of TRH's executive officers served as a director of another entity, one of whose executive officers served on TRH's Compensation Committee; and none of TRH's executive officers served as a member of the Compensation Committee or equivalent committee of another entity, one of whose executive officers served as a member of the Board of Directors of TRH.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into TRH's Annual Report on Form 10-K for the year ended December 31, 2008.


Compensation Committee

Ian H. Chippendale, Chairman

William J. Poutsiaka

Richard S. Press


EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

TRH's compensation decisions for 2008 reflect the overall performance of TRH during 2008, one of the most trying years for business in general and for the insurance industry in particular. TRH's net income for 2008 was $102.3 million or $1.53 per diluted share compared to $487.1 million or $7.31 per diluted share for 2007, a decrease of 79 percent. For the nineteenth straight year since TRH became a public company TRH reported positive net income for the annual period of 2008. It should be noted that many competitors of TRH reported net operating losses for 2008. In addition, for the second consecutive year, TRH, in 2008, achieved record operating cash flow which exceeded $1 billion.

Consistent with the Committee's philosophy that a significant portion of senior executives compensation should be performance based, the Committee established performance criteria on TRH's performance for all of the performance based compensation plans in the first quarter of 2008. The Committee, which substantially revised TRH's compensation structure in 2006 with the adoption of the TRH Partners Plan and the TRH Senior Partners Plan to provide long-term equity compensation for executives based on the performance of TRH, continued to revise the compensation structure further with the adoption in 2007 of the Executive Bonus Plan to provide a means of rewarding the most senior executives based on the achievement of performance objectives of TRH and/or its operating units.

The Committee's decisions with respect to 2008 are discussed in more detail under the heading "Compensation Decisions for 2008" below.

Objectives and Design of Compensation Framework

TRH's performance-driven compensation framework is designed to attract, motivate and retain key executives. The Committee's philosophy for achieving these goals was to:

- ***Emphasize "at risk" elements of compensation*** through the use of awards that will have value only if TRH produces a threshold level of financial performance and stockholder returns during current and subsequent performance periods.

- ***Foster an owner/management culture*** through a partnership compensation approach that recognizes career milestones and ensures senior management accountability for a variety of company-wide strategic goals.

- ***Align the long-term economic interests of key executives with those of stockholders*** by ensuring that a substantial component of each key executive's compensation is represented by TRH common stock.

- ***Centralize administration and control*** over individual compensation components.

Multiple components reward balanced short-term and long-term performance. The nature of TRH's business requires its compensation programs to take a balanced approach to short-term and long-term performance and to different types of long-term performance. TRH's compensation framework for the executives named in the Summary Compensation Table (the "named executives") uses four performance-based components to emphasize the mix of performance measures that TRH believes need to be addressed to deliver stockholder value: (1) annual performance based cash bonuses,

(2) time-vested equity awards, (3) performance-based restricted stock units (Performance RSUs) under the Partners Plan and (4) Senior Performance RSUs under the Senior Partners Plan. The primary elements of performance rewarded by these components are:

- ***Earnings per share, adjusted combined ratio and net written premium volume*** are yearly financial metrics considered in awarding the annual cash bonuses to senior executives. The annual cash bonuses are also affected by company performance against non-financial strategic and operational goals.

- ***Growth in adjusted book value per share*** is the performance measure used to determine the number of Performance RSUs earned under the Partners Plan measured over two-year periods and the number of Senior Performance RSUs under the Senior Partners Plan measured over three-year periods.

- ***Growth in market price of TRH common stock*** determines the value of option and time-vested RSU awards and affects the value of Performance RSUs earned under the Partners and Senior Partners Plans.

The three long-term components (time-vested equity awards, Partners Plan Performance RSUs and Senior Partners Plan Performance RSUs) provide a hierarchy of reward opportunities that match key points in career growth, with executives progressing on the basis of performance from participating in time-vested equity-based awards, to becoming a "Partner" in the management group and, for select key executives, ultimately advancing to a "Senior Partner" level. Approximately 184 of our approximately 571 employees receive time-vested equity grants, 34 participate in the Partners Plan and, for 2008, only 7 executive officers, including the named executive officers, participate in the Senior Partners Plan.

The three long-term components also utilize different weightings of adjusted book value and share price performance. The value of option and time-vested RSU awards is entirely dependent on the market price of TRH common stock. The value ultimately realized from an award under the Partners and Senior Partners Plans depends on both TRH's financial performance (which determines the number of Performance RSUs earned) and the market price of TRH common stock (which determines the value of each Performance RSU earned under the plans).

TRH's compensation framework fulfills two principal objectives. First, it ensures that TRH, under the management of a group of Partners and Senior Partners, must achieve a targeted level of compound annual growth in the book value per share of TRH common stock to realize the full value of long-term awards. Second, multiple performance goals provide a balance of financial and market incentives covering annual, mid-term and long-term measurement periods.

Stockholder-approved Stock Option and Stock Incentive Plans maximize deductibility of long-term executive compensation. Section 162(m) of the Internal Revenue Code permits companies to deduct amounts in excess of $1 million paid in any year to the CEO and three most highly compensated officers (other than the chief financial officer who is not subject to these rules) provided certain requirements are met. The Stock Option Plan, which TRH stockholders adopted in 2000, and the Stock Incentive Plan, which TRH stockholders adopted in 2003 and amended in 2006, allow TRH to maximize the deductibility of long-term compensation awards under those plans including the Partners and Senior Partners plans. It is also anticipated that the 2009 Long Term Equity Incentive Plan proposed for adoption at the upcoming stockholder meeting (See Appendix C) will also allow TRH to maximize the deductibility of long-term compensation awards under the plan as well as under the Partners and Senior Partners plans in 2009 and future years.

Executive Bonus Plan rewards executives based on key performance measures. Under the Executive Bonus Plan ("EBP"), each participating executive's target for an annual cash bonus is established by the Committee based on analysis of our market competitors and the executives' responsibilities and goals. This targeted value results in a specified percentage of the executive's salary. The level of the annual cash bonus is then determined based on a combination of performance goals including TRH's earnings per share, adjusted combined ratio and net premiums written for the year. The EBP currently provides for the maximum amount of tax deductibility under Section 162(m) of the Internal Revenue Code.

The Committee has reserved the right to award other performance compensation to senior executives outside of the aforementioned plans and, in fact, for the first time in the Company's history since becoming a public company in 1990, instituted a Retention Bonus Program in 2008.

Retention Bonus Program. In September 2008, AIG encountered numerous financial difficulties ultimately resulting in the FRBNY providing the Fed Credit Facility to enable AIG to meet its obligations. As a result of the issues encountered by AIG, the Company and its Board found itself in a unique situation as an affiliate of AIG. Investors, Clients and Rating Agencies became concerned over the possibility of AIG's financial difficulties having an impact on the operations of the Company and confirmed the importance in the continuity of TRH management and other key employees. The Compensation Committee and Board of Directors, recognizing almost immediately that the retention of the Company's key employees would be the best defense against the attempts of competitors to recruit both employees and clients, adopted the Retention Bonus Plan in October 2008. Under the plan, the Company's key employees were separated into two main groups. The first group consisting of 101 employees, deemed the most critical to the Company's continued success, was granted bonuses equal to 50% to 200% of salary payable in two installments, December 15, 2008 and July 15, 2009. These employees were required to execute retention agreements that provided for the employees to remain with the Company through December 31, 2009 and included a clawback provision requiring the employee to return the bonus amounts received should the employee leave the company in violation of the agreement. The second group consisting of 175 key employees, was given bonuses in an amount up to 25% of their salaries, payable on January 15, 2009, and required the employees to remain with the Company through that date. As of March 31, 2009, no employee who has participated in the Retention Bonus Program has resigned from the Company.

Compensation Components

TRH divides compensation components into two general categories: direct compensation and indirect compensation. For the named executives in 2008, these components were:

Direct Compensation
- Base salary
- Cash bonuses, including retention bonuses
- Time-vested grants of stock options
- Performance RSUs granted under the Partners Plan, based on two-year growth in book value per share
- Senior Performance RSUs granted under the Senior Partners Plan, based on three-year growth in book value per share

Indirect Compensation
- Retirement benefits
- Perquisites
- Welfare benefits
- Termination benefits
- Severance benefits

Direct Compensation Elements

Base salary. TRH's executives, including the named executives, receive a competitive portion of their overall compensation as base salary. The Committee intends to pay base salary at a reasonable range around the market median, based on demonstrated performance, responsibilities, and individual experience.

Cash bonus. Annual cash bonuses are intended to reward participants for individual, business unit and overall TRH performance during the year. The bonus paid to each participant is generally based on TRH's overall performance for the year, individual performance and an assessment of the business unit's performance taking into account the individual's bonus level as established by the Committee.

Historically, TRH paid quarterly bonuses to several executives including all of the named executives. The new compensation framework established in 2007 changed this program in 2008 for executives, including all of the named executives. These quarterly bonuses were traditionally considered in reviewing an employee's total cash compensation and total direct compensation, and newly hired executives did not participate in the quarterly bonus program. In December 2007, the Committee approved changes to the quarterly cash bonus program by including all amounts under $100,000 for an annual period, paid quarterly, in each executive's salary for 2008 and eliminating the quarterly cash bonuses. For 2008, only Mr. Orlich received quarterly bonuses which equate to the historical amounts he received in excess of $100,000. In December 2008, the Committee terminated the quarterly bonus program for Mr. Orlich and set his annual salary for 2009 at $1 million.

Time-vested grants of stock options. TRH provides long-term equity-based compensation through time-vested equity grants to key employees, including all Partners and Senior Partners. For 2008, the Committee evaluated the historical use of options in light of shifting market practices and granted time-vested RSUs under TRH's 2003 Stock Incentive Plan rather than options to most officers below the senior most executives and limiting option awards to the named executives and other key senior executives. The Committee determined to retain options for the senior most executives because options have value only if market price appreciates, providing an additional performance component that is aligned with TRH stock performance.

TRH options are granted with an exercise price equal to the closing market price of TRH common stock on the New York Stock Exchange on the date of grant. The Committee met during the first quarter following year-end and made its year-end determinations with regard to time-vested equity based awards for TRH's executives and officers, including the named executives. The authority to grant equity-based awards has not been delegated outside of the Committee.

Performance RSUs granted under the Partners Plan. The Committee grants Performance RSUs each year to participants in the Partners Plan. Under the Partners Plan, the number of Performance RSUs earned by a Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH common stock over a two-year performance period and will range from 0 to 150 percent of each Partner's "target" award. Grants of Performance RSUs under the Partners Plan do not guarantee that compensation will be earned. Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a two-year performance period. 25 percent of Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 150 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

In establishing performance goals for earning Performance RSUs for the 2009-2010 performance period (2009 Performance RSUs), TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee again established a target performance measure of 14.49 percent growth in TRH's adjusted book value per share over the 2009-2010 performance period. These targets are disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts. For a discussion of the Committee's assessment of management's performance in 2008 and the Performance RSUs earned for the 2007-2008 performance period, see "Compensation Decisions for 2008" below.

Vesting. 2008 and later Performance RSUs earned under the Partners Plan at the end of each two-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the third and fourth anniversaries of the first day of the performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Senior Performance RSUs granted under the Senior Partners Plan. The Committee grants Senior Performance RSUs each year to participants in the Senior Partners Plan. Under the Senior Partners Plan, the number of Senior Performance RSUs earned by a Senior Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH common stock over a three-year performance period and will range from 0 to 200 percent of each Senior Partner's "target" award. Grants of Senior Performance RSUs under the Senior Partners Plan do not guarantee that compensation will be earned. Senior Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a three-year performance period. 50 percent of Senior Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 200 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

In establishing performance goals for earning Senior Performance RSUs for the 2009-2011 performance period (2009 Senior Performance RSUs), TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee again established a target performance measure of 25.97 percent growth in TRH's adjusted book value per share over the 2009-2011 performance period. These targets are disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts. For a discussion of the Committee's assessment of management's performance in 2008 and the Performance RSUs earned for the 2006-2008 performance period, see "Compensation Decisions for 2008" below.

Vesting. 2008 and later Senior Performance RSUs earned under the Senior Partners Plan at the end of each three-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the completion of the three year performance period and one year later on the fourth anniversary of the first day of the performance period. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Indirect Compensation Elements

Retirement benefits. TRH provides a number of retirement benefits to eligible employees, including both traditional pension plans (called defined benefit plans) and contribution plans (such as 401(k) plans).

Defined benefit plans. TRH's domestic employees participate in AIG's defined benefit plans which include a tax-qualified pension plan and an Excess Retirement Income Plan (ERIP). Each of these plans provide for a yearly benefit based on years of service and the executive's salary over a three-year period. The ERIP is designed to pay the portion of the benefit under the tax-qualified plan that is not payable under that plan due to restrictions imposed by the Internal Revenue Code. These plans and their benefits are described in greater detail in "Post Employment Compensation—Pension Benefits." TRH believes that these plans provide substantial retention and competitive advantages. In certain foreign jurisdictions, TRH may provide a defined benefit plan or may participate in government approved or regulated plans.

Defined contribution plans. TRH's domestic employees in 2008 participated in AIG's defined contribution plans, which included a tax-qualified plan (401(k)), the Supplemental Incentive Savings Plan (SISP) and the Executive Deferred Compensation Plan (EDCP). The SISP, which is designed to allow "highly compensated" employees to defer up to $11,500 of annual compensation on a basis that is not tax-qualified, allow participants to receive credited earnings based on the returns of externally managed mutual funds among which participants may choose. Designated key employees may also participate in the EDCP, under which participants may defer higher amounts and receive credited earnings based on the returns of a different, smaller set of externally managed mutual funds. These plans are described in greater detail in "Post-Employment Compensation—Nonqualified Deferred Compensation". TRH matches participants' contribution to the 401(k) plan up to the annual maximum contribution limit of $15,750, but does not otherwise provide matching contributions to the SISP or the EDCP. On January 1, 2009, TRH established the TRH defined contribution plan (401(k) plan), on substantially similar terms as the AIG defined contribution plan, and all TRH full time domestic employees are eligible to participate in the TRH plan. TRH employees no longer participate in the AIG SISP or EDCP and TRH does not currently offer similar plans.

Mr. Bonny along with most employees in TRH's London office participates in the AIG Retirement Savings Plan in the United Kingdom, as described in greater detail in "Post-Employment Compensation—Pension Benefits."

Perquisites. To facilitate the performance of executives' management responsibilities, TRH provides certain key executives and other senior officers with automobile allowances, housing allowances, club and gym memberships.

TRH does not provide any tax reimbursements or gross-ups in connection with taxable perquisites except in connection with relocation and international assignments.

TRH has historically not had a formal perquisite policy although the Committee reviewed perquisites for TRH's senior executives in prior years. TRH believes the perquisites are reasonable in comparison to those typically provided by peer companies and that perquisites constitute a minor component of total compensation for each named executive.

Welfare benefits. TRH executives participate in the same broad-based health, life, and disability benefit programs as other TRH employees.

Termination benefits and policies. As discussed below, TRH provides severance benefits to a select group of executives who participate in the TRH Partners and Senior Partners plans, including the named executives.

Employment agreements and executive severance plan. TRH has generally not entered into employment agreements with its senior most executives and none of the named executives have employment agreements other than as previously disclosed with respect to the retention bonus program and the 2005 Long-Term Cash Award Agreement entered into with Mr. Orlich, as described in greater detail in the footnotes to the Summary Compensation Table.

In 2008, the Board adopted the TRH Executive Severance Plan ("TRH ESP") as a replacement for the AIG severance plan that previously covered select executive officers of TRH. Under the TRH ESP, severance protection is provided to the senior most executives who participate in the Partners and Senior Partners plans. Partners Plan participants who are Senior Vice Presidents or higher, will under specified circumstances, be granted severance equal to one month of severance for each year of service to TRH up to a maximum of 12 months. Senior Plan participants who are Senior Vice Presidents or higher, will under specified circumstances, be granted severance equal to 24 months. All of the named executives are Senior Plan participants and qualify under this provision with the exception of the CEO who, under certain circumstances, can be granted 30 months severance. The amount of the severance payment is equal to the employees final annual salary plus the average of the last three years bonuses.

In addition, during the time period in which severance is being paid, executives will be entitled to (i) medical benefits plan coverage at active employee rates, (ii) additional vesting in the retiree health plan as though they are active employees, (iii) additional non-qualified pension credits, and (iv) continued life insurance and retiree health benefits. For a further discussion of this plan and amounts that would have been payable under the TRH ESP had a named executive officer been terminated on December 31, 2008, see "Quantification of Termination Payments and Benefits" below.

Termination and retirement provisions in long-term awards. TRH does not provide any severance protection within the TRH long-term compensation plans in which executives and employees participate. As a result, unvested equity-based awards, and awards under the Partners Plan and the Senior Partners Plan generally will be forfeited on termination of employment before normal retirement (unless the Committee determines otherwise in a particular situation) with an exception for permanent disability and/or a change-in-control. Under the TRH ESP, however, Performance RSUs, as well as options and other restricted stock units will continue to vest during the period of time in which severance payments are made. With regard to SICO benefits and awards under the AIG Deferred Compensation Profit Participation Plan (AIG DCPPP), unvested awards under those plans will be forfeited on termination of employment before normal retirement, (unless the Board of Directors or a designated Committee of those entities determines otherwise in a particular situation), with an exception for permanent disability. With the approval of the Committee or the Board, outstanding vested options generally may be exercised for three months after a termination of employment before normal retirement, but only to the extent that those options were exercisable as of the termination date.

TRH's normal retirement age is 65. For executives who retire after reaching normal retirement age, time-vested equity-based awards will generally vest upon retirement. Additionally, earned but unvested SICO benefits and earned but unvested awards under the AIG DCPPP, the Partners Plan and the Senior Partners Plan will generally vest and be delivered shortly thereafter. For executives who retire during a performance period under the Partners Plan or the Senior Partners Plan, a pro-rated portion of the award that is ultimately earned will vest at the end of the performance period.

Change-in-control benefits. Prior to 2008 none of TRH's executive compensation components had change-in-control provisions. The Compensation Committee and the Board considered the issues that have arisen at AIG and AIG's disclosure of its intent to consider all alternatives with respect to its ownership interest in TRH including the possible disposition of its interest. As a result, the Committee decided that an important tool to retain its key employees was to provide a change-in-control trigger in certain of its equity plans. With the knowledge that a change-in-control could occur at TRH as a result of a sale of AIG's ownership interest and that TRH's operations may remain completely intact with no employee dislocation, the Committee and the Board decided to amend the 2003 Stock Incentive Plan and the Partners and Senior Partners Plans to include a change-in-control provision that utilizes a dual trigger. Under the change-in-control provision, in addition to a change-in-control taking place at the Company level, the employee must also be terminated without "Cause" or leave for "Good Reason" as defined under the plans, in order for the provision to provide for the acceleration of vesting of an RSU or a Performance RSU.

Other Factors Affecting Compensation

Stock ownership guidelines. TRH has historically not had formal stock ownership guidelines. In light of the structure of TRH's former compensation arrangements, the Company believes that the named executives generally have interests in non-transferable TRH stock that are considered appropriate for an executive of their level.

Adjustment or recovery of awards upon restatement of financial results. TRH's compensation framework reserves discretion for the Committee to adjust earned compensation for a restatement of financial results. Both the Partners Plan and the Senior Partners Plan provide that the Committee can adjust outstanding awards for any restatement of financial results. In addition, under the Partners and Senior Partners Plans, the Committee will have the power to decrease the number of a participant's Performance RSUs that are earned for a performance period in addition to the authority to make non-uniform adjustments among executives and officers.

Process for Compensation Decisions

The Compensation Committee determines the compensation of Mr. Orlich and the Board approves or ratifies the amounts to be paid to him. Based on Mr. Orlich's recommendation, the Committee reviews and approves the compensation of the other executives under its purview, which includes all of the other named executive officers. A total of seven executives are currently under the Committee's purview. The Committee also makes recommendations to the Board with respect to TRH's compensation programs for executives and other employees and oversees TRH's management development and succession planning programs.

Use of compensation consultant. To provide independent advice, TRH has used the services of a compensation consulting firm, Watson Wyatt Worldwide ("Watson Wyatt") since 2005. The Watson Wyatt firm has prepared various competitive analyses of executive pay for TRH which have been shared with the Committee. Watson Wyatt has also provided consulting services with regard to TRH's equity plans and compensation of its executives.

Consideration of competitive compensation levels. In reviewing compensation decisions over the year and in making decisions about the compensation of the named executives, the Committee is provided with competitive market information. As a general matter, the Committee intends to position salary, annual cash-based compensation and annual equity-based compensation at a reasonable range around or reasonably above the market median for both retention and incentive purposes.

TRH currently uses a peer group of reinsurance companies to measure its performance against for compensation purposes. The group of reinsurance and insurance companies is listed below:

Companies

Arch Capital Group Ltd.
Axis Capital Holdings Ltd.
Endurance Specialty Holdings Ltd.
Everest Re Group Ltd.
IPC Holdings Ltd.
Max Re Capital Ltd.
Montpelier Re Holdings Ltd.
Odyssey Re Holdings Corp.
Partner Re Ltd.
Platinum Underwriters Holdings, Ltd.
Renaissance Re Holdings Ltd.

The Committee believes this peer group provides an appropriate basis for comparison in the reinsurance and insurance industry with respect to both overall business and executive talent.

Consideration of prior years' compensation. Although the named executives' prior levels of participation in TRH's compensation plans are considered in determining their ongoing levels of participation, the cumulative amounts realizable from prior years' equity-based awards generally (including market return on equity-based awards) are not considered in determining the amount or the elements of current year compensation. The Committee and TRH management believe that this approach is most consistent with the goal of motivating strong performance in each subsequent year by enabling executives to continue to earn competitive compensation in exchange for achievement of annual and long-term financial and market goals. The Compensation Committee has discussed the impact that the decrease in value in AIG stock has had on the value of previous grants made to TRH executives, including all of the named executives, under various AIG compensation plans. While the Committee continues to monitor the situation in order to determine its impact on the Company's ability to retain all of its key employees, including the named executives, the Committee decided not to re-price previously granted TRH options and not to issue additional equity grants outside of the normal annual review process.

Compensation Decisions for 2008

As a result of the implementation of the new compensation framework in 2007, the Committee made compensation decisions for 2008 throughout the year as well as during the first quarter of 2009. These decisions include the setting of performance based metrics and bonus targets for the named executives in the first quarter of 2008 and the adoption of the retention bonus program and the elimination of the quarterly bonus program for the CEO during the fourth quarter of 2008. In addition, during the first quarter of 2009, the Committee made year-end compensation decisions for bonuses and equity plan participations for the named executives as well as setting the performance metrics and bonus targets of compensation plans for 2009. In the future, the Committee expects to continue to make most compensation decisions for senior executives, including the named executives, in the first quarter of the following year.

Year-end compensation decisions for 2008. The following supplemental table shows the changes in the amount of year-end compensation decided by the Committee in the first quarter of 2009 for each component awarded to each named executive.

Year-End Performance Based Compensation Earned

| Name | Year | Cash Bonus (Year-end plus Quarterly)(1) | Option and RSU Awards ($ value of TRH shares at Year-end)(2) | Performance Restricted Stock Awards ($ value of TRH Shares at Year-end) | | Total |
				Partners RSUs(3)	Senior Partners RSUs(4)	
Robert F. Orlich	2008	$ 749,000	$1,400,000	$1,295,000	$1,050,000	$4,494,000
	2007	$1,104,000	$1,411,500	$1,269,000	$1,029,000	$4,813,500
Steven S. Skalicky.........	2008	$ 335,000	$ 507,500	$ 490,000	$ 245,000	$1,577,500
	2007	$ 475,000	$ 470,500	$ 493,920	$ 240,100	$1,679,520
Paul A. Bonny	2008	$ 293,663	$ 507,500	$ 472,500	$ 245,000	$1,518,663
	2007	$ 467,680	$ 470,500	$ 480,200	$ 233,240	$1,651,620
Javier E. Vijil	2008	$ 305,000	$ 507,500	$ 455,000	$ 220,500	$1,488,000
	2007	$ 420,000	$ 470,500	$ 452,760	$ 219,520	$1,562,780
Michael C. Sapnar	2008	$ 330,000	$ 612,500	$ 490,000	$ 245,000	$1,677,500
	2007	$ 456,000	$ 564,600	$ 480,200	$ 233,240	$1,734,040

(1) Represents the year-end cash bonus paid under the EBP for 2008 and under the Annual Bonus Plan applicable to all employees for 2007, for each of the named executives. Mr. Orlich's cash bonus includes $104,000 and $204,000 of quarterly bonus payments in 2008 and 2007, respectively. This column does not include bonuses paid in conjunction with the Retention Bonus Program as this program is not intended to be an annual year-end bonus program.

(2) Represents RSU awards granted in February 2009 for the 2008 year-end and Option awards granted in February 2008 for the 2007 year-end.

(3) Represents Partners Plan awards granted in February 2009 for the 2009-2010 Performance Period (shown in 2008) and in February 2008 for the 2008-2009 Performance Period (shown in 2007) at Target levels.

(4) Represents Senior Partners Plan awards granted in February 2009 for the 2009-2011 Performance Period (shown in 2008) and in February 2008 for the 2008-2010 Performance Period (shown in 2007) at Target levels.

Performance objectives. Based on analysis from Watson Wyatt and recommendations from Mr. Orlich, the Committee established annual performance objectives for 2008 for the EBP, Partners Plan and the Senior Partners Plan in the first quarter of 2008. The objectives pertained to financial performance (based on net written premiums, earnings per share, adjusted combined ratio taking into account the volatility with regard to catastrophe losses and growth in adjusted book value); articulation of business strategy and organization management. The Committee established a formula for evaluating financial performance and the objectives were weighted. The Committee retained the discretion to reduce bonus amounts after evaluating TRH's overall performance concluding that TRH would be best served by this approach.

In addition, in the first quarter of 2008 the Committee established an annual bonus target under the EBP for each named executive officer based on a total bonus level intended to be comparable to market competitors. The Committee set each named executive officer's target bonus equal to 100 percent of the named executive officer's annual salary and set a maximum for each individual executive officer's bonus award at 200 percent of the targeted level. Under the EBP, TRH's overall performance was measured against three targeted performance objectives; net written premiums, earnings per share and adjusted combined ratio. The Committee set the relative percentage of each metric equal to the following: net written premium accounted for ten percent; earnings per share accounted for thirty percent and adjusted combined ratio accounted for sixty percent of the target bonuses for the named executive officers. The Committee determined the annual bonus amounts at year-end based on TRH's overall results relative to current year's performance objectives, market conditions and performance of competitors.

In February 2009, the Committee reviewed the 2008 year-end results and compared them to the metrics set for the EBP. For 2008, the Committee had set a target range of $3.94 billion to $4.35 billion for net written premiums, a target of $4.78 for earnings per share and a target of 95.44 percent for adjusted combined ratio. The adjustment to the combined ratio metric is designed to reduce the volatility associated with property catastrophe costs that can have an outsized impact on the overall level of bonuses. This combined ratio metric is balanced by the earnings per share metric which includes the full impact of catastrophe costs each year. This design is intended to reflect the mix of business the company writes and to provide a consistent measure of TRH's performance between years.

Based on the operating results of TRH for 2008 under the EBP, TRH was able to realize a bonus level equal to 95.92 percent of the targeted bonuses for the named executive officers. This was achieved by virtue of TRH meeting the target level range for the net written premiums metric at $4.1 billion which added 10 percentage points to the targeted bonus amount. TRH was also able to realize a level equal to 143.20 percent of the target set for the adjusted combined ratio metric, which added 85.92 percent (143.20 percent times 60 percent) to the targeted bonus amount. This was achieved as TRH produced an adjusted combined ratio for 2008 equal to 94.36 percent compared to the target of 95.44 percent. With regard to the earnings per share metric, TRH's performance did not meet the threshold due to the significant investment write-downs associated with the meltdown in the financial markets and the significant catastrophe costs incurred as a result of Hurricanes Gustav and Ike. As such, the earnings per share metric did not contribute to the bonus level achieved. After a review of the Company's results for 2008 against the metrics set in the first quarter of 2008, the Committee considered the decline in operating results of TRH for the year compared to 2007 and decided to exercise its discretion to reduce the bonus levels of the named executive officers to a level equal to 71.44 percent of the targeted bonuses.

In addition, at the meeting, the Committee granted time vested RSUs, Performance RSUs and Senior Performance RSUs for both its Partners and Senior Partners Plans for 2009 and made year-end decisions on 2008 annual bonuses for executives other than the named executives, considered 2009 base salaries for the named executives and other executives under its purview based on its review of TRH's 2008 financial results. Decisions regarding the named executive officers were ratified by consent of the Board. The Committee concluded that management performed extremely well in 2008 in terms of both the challenges faced and the goals accomplished when taking into account the meltdown of the financial markets and the events that occurred at AIG.

Base Salaries. The Committee considered salary levels of the named executive officers at year-end and determined that salaries should remain the same for 2009 with the exception of Mr. Sapnar who received a modest increase and Mr. Orlich who had his salary increased to $1 million dollars with the elimination of the quarterly bonuses by the Committee in December 2008. Also, in December 2007, the Committee decided to terminate the quarterly bonus program for all participants receiving less than $100,000 annually and to increase each participant's salary in 2008 in an amount equal to the historical quarterly bonuses received by the participant. In 2008, all of the named executive officers received these salary increases and no longer received the quarterly bonuses with the exception of Mr. Orlich who continued to receive quarterly bonuses to the extent that the historical amounts received exceeded $100,000.

Cash bonuses. Based on TRH's results in 2008 as discussed above and following a thorough review process, the Committee determined that senior management performed well under the circumstances present during 2008. The Committee noted that management achieved a profit for the nineteenth consecutive year as a public company despite the substantial investment write-downs associated with the meltdown of the financial markets and the impact of catastrophe losses associated with Hurricanes Gustav and Ike. In addition, the Committee took into account management's leadership in navigating the issues that arose as a result of the difficulties encountered by AIG. The Committee also considered the decline in net income for the year as well as the overall compensation of the executives under its purview and decided to reduce the amounts of the bonuses of the executives, including all of the named executives, to a level equal to 71.44 percent of each executive's target bonus. The Committee awarded Mr. Orlich a year-end bonus of $612,000 and, based on Mr. Orlich's recommendation, awarded the other named executives the bonus amounts set forth in the 2008 Year-End Compensation Table.

Time-vested grants of restricted stock units ("RSU"). In February 2009, the Committee granted Mr. Orlich a year-end RSU award of 40,000 shares for 2008, compared to a year-end award of 75,000 option shares for 2007 to reflect Mr. Orlich's strong leadership during 2008. The dollar value of year-end RSU awards for all of the named executives remained flat from the dollar value of 2007 year-end options awards.

Performance RSUs earned under the Partners Plan. As a result of TRH's solid performance for the 2007-2008 performance period, 2007 Performance RSUs were earned at 115.1 percent for all participants of the Partners Plan, including the named executives. Over the 2007-2008 performance period the growth in TRH's adjusted book value equaled 16.8 percent. The earned Performance RSUs will vest in two equal installments in January of 2011 and 2013. The amount of shares earned for the 2007 Performance RSUs for the named executive officers was a follows: Orlich—20,957, Skalicky—8,586, Bonny—8,080, Vijil—8,080 and Sapnar—7,073.

Senior Performance RSUs granted under the Senior Partners Plan. In 2006, the Committee adopted the TRH Senior Partners Plan to provide long-term compensation for TRH's senior most executives based on performance measures achieved by TRH. As a result of the strong performance for the 2006-2008 performance period, 2006 Senior Performance RSUs were earned at 179.6 percent for the CEO, Mr. Orlich, who was the only participant in the 2006 Senior Partners Plan. Over the 2006-2008 performance period the growth in TRH's adjusted book value equaled 37.5 percent. The earned Senior Performance RSUs will vest in two equal installments in January of 2010 and 2012. As the Committee indicated at that time, it was the intention of the Committee to provide opportunities under the Senior Partners Plan for a limited number of the senior most executives of TRH, including the named executives. In February 2008, the Committee granted Senior Performance RSUs under the Senior Partners Plan to all of the named executive officers for the 2008-2010 performance period. The amount of shares earned for the 2006 Senior Performance RSUs for Mr. Orlich was 21,552.

Conclusion

TRH's compensation framework is designed to retain and motivate senior executives and to reward them for individual and TRH performance. TRH believes that the overall framework accomplished these objectives during 2008 and that TRH's compensation framework will continue to reinforce the alignment of employee and stockholder interests in the years to come and provide a basis for evaluating management's performance against the challenges of 2009.

SUMMARY COMPENSATION TABLE

The following table contains information about TRH's Chief Executive Officer, Chief Financial Officer and three other most highly paid executive officers. See the Compensation Discussion and Analysis for additional detail regarding the Committee's compensation philosophy, practices and 2008 compensation decisions.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value(5)	All Other Compensation(6)	Total
Robert F. Orlich..........	2008	$900,000	$1,080,000	$2,100,677	$1,179,629	$ 859,000	$429,016	$ 16,100	$6,564,422
President and Chief	2007	$800,000	—	$2,174,004	$1,100,474	$1,214,000	$112,554	$ 30,399	$5,431,431
Executive officer	2006	$800,000	—	$1,076,301	$1,159,198	$ 964,000	$ 93,380	$ 29,563	$4,122,442
Steven S. Skalicky	2008	$646,154	$ 585,000	$ 489,328	$ 615,345	$ 335,000	$298,644	$ 16,100	$2,985,571
Executive Vice President	2007	$550,000	—	$ 594,328	$ 602,915	$ 475,000	$ 77,956	$ 22,050	$2,322,249
and Chief Financial	2006	$550,000	—	$ 338,000	$ 558,198	$ 375,000	$ 91,992	$ 21,000	$1,934,190
Officer									
Paul A. Bonny............	2008	$719,307	$ 543,729	$ 412,334	$ 615,345	$ 293,663	—	$161,282	$2,745,660
Executive Vice President	2007	$687,254	—	$ 475,619	$ 602,915	$ 467,680	—	$151,553	$2,385,021
	2006	$642,900	—	$ 230,299	$ 558,198	$ 364,135	—	$123,412	$1,918,944
Javier E. Vijil.............	2008	$601,923	$ 544,500	$ 384,830	$ 615,345	$ 305,000	$164,812	$ 52,677	$2,669,087
Executive Vice President	2007	$515,000	—	$ 468,220	$ 602,915	$ 420,000	$ 38,856	$ 52,885	$2,097,876
	2006	$515,000	—	$ 221,012	$ 558,198	$ 320,000	$ 47,180	$ 36,535	$1,697,925
Michael C. Sapnar	2008	$536,385	$ 486,900	$ 586,805	$ 467,424	$ 330,000	$ 79,239	$ 16,100	$2,502,853
Executive Vice President	2007	$475,000	—	$ 429,440	$ 386,396	$ 456,000	$ 12,974	$ 22,063	$1,781,873
	2006	$475,000	—	$ 190,327	$ 248,759	$ 336,000	$ 19,626	$ 20,500	$1,290,212

(1) This column represents the portion of the retention bonus paid to the named executive officer in 2008. This amount represents sixty percent of the bonus amount granted. See the discussion of the Retention Bonus Program on page 16.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in 2008 (without regard to any estimate of forfeiture related to service-based vesting conditions) of outstanding stock-based awards under the 2003 Stock Incentive Plan, the Partners Plan, the Senior Partners Plan, the AIG DCPPP and the SICO plans pursuant to FAS 123R. These plans are described in "2008 Grants of Plan-Based Awards." The amount recognized for these awards was calculated using the assumptions described in Note 13 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2008 and using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the years ended December 31, 2007 and 2006, where applicable. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(3) This column represents the dollar amount recognized for financial statement reporting purposes in 2008 (without regard to any estimate of forfeiture related to service-based vesting conditions) of options granted from 2003 to 2008 under TRH's 2000 Stock Option Plan pursuant to FAS 123R. The amount recognized for these awards was calculated based on TRH's binomial option-pricing model, using the assumptions described in Note 13 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2008 and using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the years ended December 31, 2007 and 2006, where applicable. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(4) This column represents (1) annual performance cash bonuses under the Executive Bonus Plan and (2) payments under TRH's quarterly bonus program. In addition, this column represents the dollar amount recognized for financial reporting purposes in 2008 (without regard to any estimate of forfeiture related to service-based vesting conditions) of the 2005 Long-Term Cash Award Agreement (the "Award") entered into with Mr. Orlich at year-end 2005. Under the terms of the Award, Mr. Orlich will be entitled to receive $550,000 if he remains employed with TRH during the period beginning January 1, 2006 and ending December 31, 2010. If Mr. Orlich's employment with

TRH terminates prior to December 31, 2010 for any reason other than death or permanent disability he will forfeit the Award.

(5) This column represents the total change in 2008 of the actuarial present value of the accumulated benefit under all of TRH's defined benefit and actuarial pension plans. These plans are described in "Post-Employment Compensation—Pension Benefits."

(6) This column includes TRH's matching contributions under the American International Group, Inc. Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) for Mr. Bonny. These matching contributions include the following amounts: Orlich—$16,100; Skalicky—$16,100; Bonny—$130,641; Vijil—$16,100; and Sapnar—$16,100.

The following table details the incremental cost to TRH of perquisites received by each of the named executives that are included in this column.

Perquisites & Benefits

Name	Car Service/ Car Allowance/ Parking(1)	Club Memberships and Recreational Opportunities(2)	Housing, Home Security and Other Living Expenses	Total
Robert F. Orlich	$ —	$ —	$ —	$ —
Steven S. Skalicky	$ —	$ —	$ —	$ —
Paul A. Bonny	$15,780	$ 8,451	$6,410	$30,641
Javier E. Vijil	$17,782	$18,795	$ —	$36,577
Michael C. Sapnar	$ —	$ —	$ —	$ —

(1) For the named executives, the cost for car-related perquisites represents TRH's direct expenditures. SEC rules require that costs of commuting and other uses not directly and integrally related to TRH's business be disclosed as compensation to the executive. One hundred percent of the preceding costs have been allocated to compensation for the named executive officers.

(2) This column represents the Company's expense for corporate memberships in country clubs for which the named executive is listed as the member, and gym clubs.

Detail regarding amounts recognized for stock and option awards. The amounts recognized for stock and option awards in the Summary Compensation Table are aggregate amounts that relate to annual accruals for multiple stock-based and option-based awards to each named executive. In the case of stock awards, TRH recognized expenses in 2008 relating to the named executives' 2008 Performance RSUs under the Partners Plan (granted by TRH in 2008), 2007 and 2006 Performance RSUs under the Partners Plan (granted by TRH in 2006) and 2008 Senior Performance RSUs under the Senior Partners Plan (granted by TRH in 2008), 2007 Senior Performance RSUs under the Senior Partners Plan (granted by TRH in 2007), 2006 Senior Performance RSUs for Mr. Orlich under the Senior Partners Plan (granted in 2006), 2005 RSUs under the AIG DCPPP (granted by AIG in 2005) and shares contingently allocated under the SICO plans (granted by SICO in years prior to 2005). For Mr. Sapnar, the expenses in 2007 relating to stock awards also included the time-vested RSUs granted to him in 2005.

In the case of option awards, TRH recognized expenses in 2008 relating to the named executives' outstanding unvested options granted by TRH in years 2008 and prior to 2008.

The Stock and Option Compensation table that follows provides additional detail regarding the amounts recognized in the Stock Awards and Option Awards columns in the Summary Compensation Table.

Stock and Option Compensation

Stock Awards

Name	Partners Plan (Granted in 2008)	Partners Plan (Granted before 2008)	Senior Partners Plan (Granted in 2008)	Senior Partners Plan (Granted before 2008)	AIG DCPPP (Granted in 2005)(1)	SICO DCPPPS (Granted before 2005)	Restricted Stock (Granted before 2008)	Total
Robert F. Orlich.......	$409,886	$485,684	$413,602	$687,011	$(545,960)	$650,454	$ —	$2,100,677
Steven S. Skalicky	$157,207	$206,568	$ 95,106	$ 69,540	$(203,230)	$164,137	$ —	$ 489,328
Paul A. Bonny.........	$152,840	$194,383	$ 92,389	$ 69,540	$(189,681)	$ 92,863	$ —	$ 412,334
Javier E. Vijil..........	$144,106	$194,383	$ 86,954	$ 69,540	$(189,681)	$ 79,528	$ —	$ 384,830
Michael C. Sapnar	$152,840	$170,102	$ 92,389	$ 69,540	$ (90,324)	$ 28,262	$163,996	$ 586,805

Option Awards

Name	Granted in 2008	Granted before 2008	Total
Robert F. Orlich.......	$323,469	$856,160	$1,179,629
Steven S. Skalicky	$107,823	$507,522	$ 615,345
Paul A. Bonny.........	$107,823	$507,522	$ 615,345
Javier E. Vijil..........	$107,823	$507,522	$ 615,345
Michael C. Sapnar	$129,388	$338,036	$ 467,424

(1) Stock compensation expense for the AIG DCPPP in 2008 is negative due to the reversal of prior year accruals resulting from the significantly lower price of AIG common shares at year-end 2008 compared to year-end 2007. Grants under the AIG DCPPP are payable in AIG common stock or its cash equivalent.

2008 Grants of Plan-Based Awards

In 2008, TRH granted performance-based awards to the named executive officers under three of its four equity-based plans: the Stock Option Plan, the Partners Plan and the Senior Partners Plan.

Options. TRH provides part of its long-term compensation through time-vested option grants. All options for each of the named executives have four-year pro rata vesting and an exercise price equal to the closing price of TRH common stock on the date of grant.

Restricted Stock Units. TRH provides part of its long-term compensation to key employees (other than the named executives) through grants of time-vested Restricted Stock Units. On occasion, time-vested RSUs may be used to provide additional compensation to the named executives.

Partners Plan. The Partners Plan operates for successive overlapping two-year performance periods. The first performance period was January 1, 2006 through December 31, 2007. See discussion on page 24 under "Performance RSUs earned under the Partners Plan". Participants earn performance-based restricted stock units (Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the two-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Performance RSUs that can be earned at the end of each period ranges from zero to 150 percent of the Partners Plan's target award. Earned Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In February 2008, TRH granted Partners Plan awards for the 2008-2009 performance period (2008 Performance RSUs) to all of the named executive officers. The 2008 Performance RSUs operate under the same performance and vesting terms as the 2006 and 2007 Performance RSUs except that earned Performance RSUs vest in two equal installments promptly after the third and fourth anniversaries of the first day of 2008.

Senior Partners Plan. The Senior Partners Plan operates for successive overlapping three-year performance periods. The first performance period was January 1, 2006 through December 31, 2008. Participants earn performance-based restricted stock units (Senior Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the three-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Senior Performance RSUs that can be earned at the end of each period ranges from zero to 200 percent of the

Senior Partners Plan's target award. Earned Senior Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In 2007, TRH granted Senior Partners Plan awards, for the 2007-2009 performance period (2007 Senior Performance RSUs) to all of the named executives. The Compensation Committee expects to grant Senior Partners Plan awards during the first quarter of each performance period.

In February 2008, TRH granted Senior Partners Plan awards for the 2008-2010 performance period (2008 Senior Performance RSUs) to all of the named executive officers. The 2008 Senior Performance RSUs operate under the same performance and vesting terms as the 2006 and 2007 Senior Performance RSUs except that earned Senior Performance RSUs vest in two equal installments promptly after the third and fourth anniversaries of the first day of 2008.

2008 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Plan Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (# of TRH Shares)(1)		Estimated Future Payouts Under Equity Incentive Plan Awards (# of TRH Shares)(2)			All Other Stock Awards (# of TRH Shares)	All Other Option Awards (# of TRH Shares)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)(3)
			Target	Maximum	Threshold	Target	Maximum				
Robert F. Orlich											
Partners Plan 2008 Grant	2/21/2008	18,500			4,625	18,500	27,750				$1,994,156
Senior Partners Plan 2008 Grant	2/21/2008	15,000			7,500	15,000	30,000				$2,155,844
2008 Options	2/21/2008								75,000	$68.60	$1,411,500
Executive Bonus Plan			900,000	1,800,000							
Steven S. Skalicky											
Partners Plan 2008 Grant	2/21/2008	7,200			1,800	7,200	10,800				$ 773,381
Senior Partners Plan 2008 Grant	2/21/2008	3,500			1,750	3,500	7,000				$ 501,266
2008 Options	2/21/2008								25,000	$68.60	$ 470,500
Executive Bonus Plan			646,154	1,292,308							
Paul A. Bonny											
Partners Plan 2008 Grant	2/21/2008	7,000			1,750	7,000	10,500				$ 751,898
Senior Partners Plan 2008 Grant	2/21/2008	3,400			1,700	3,400	6,800				$ 486,944
2008 Options	2/21/2008								25,000	$68.60	$ 470,500
Executive Bonus Plan			719,307	1,438,614							
Javier E. Vijil											
Partners Plan 2008 Grant	2/21/2008	6,600			1,650	6,600	9,900				$ 708,933
Senior Partners Plan 2008 Grant	2/21/2008	3,200			1,600	3,200	6,400				$ 458,300
2008 Options	2/21/2008								25,000	$68.60	$ 470,500
Executive Bonus Plan			601,923	1,203,846							
Michael C. Sapnar											
Partners Plan 2008 Grant	2/21/2008	7,000			1,750	7,000	10,500				$ 751,898
Senior Partners Plan 2008 Grant	2/21/2008	3,400			1,700	3,400	6,800				$ 486,944
2008 Options	2/21/2008								30,000	$68.60	$ 564,600
Executive Bonus Plan			536,385	1,072,770							

(1) Actual bonus payments under the Executive Bonus Plan are set forth in the "Summary Compensation Table" on page 25.

(2) Amounts shown represent the Performance RSUs and Senior Performance RSUs that will be earned if the cumulative growth in adjusted book value meets the Partners and Senior Partners Plans threshold, target and maximum performance goals, as indicated. The amount of Performance RSUs and Senior Performance RSUs earned for performance between threshold and target levels and between target and maximum levels is determined on a straight-line basis under both plans.

(3) Amounts shown represent the grant date fair values in accordance with FAS 123R calculated using the assumptions described in Note 13 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2008 of grants of 2008 Performance and Senior Performance RSUs under

the Partners and Senior Partners Plans. Performance RSUs and Senior Performance RSUs granted under the Partners and Senior Partners Plans do not pay dividends.

The amounts shown represent the total grant date fair values of the 2008 Performance and Senior Performance RSUs that will be earned by the named executive for performance at the maximum level under the Partners and Senior Partners Plans for 2008. The total grant date fair values of the 2008 Performance and Senior Performance RSUs that are actually earned by the named executives may be different depending on performance under the Partners and Senior Partners Plans for 2008 and Performance and Senior Performance RSUs will be forfeited if performance falls below the threshold level.

Time vested options granted under the 2000 Stock Option Plan are valued using TRH's binomial option pricing model.

EXERCISES AND HOLDINGS OF PREVIOUSLY AWARDED EQUITY

Outstanding Equity Awards at December 31, 2008

Equity-based awards held at the end of 2008 by each of the named executives were issued under the Partners Plan, Senior Partners Plan, 1995 and 2000 Stock Option Plans, as well as under (1) a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO and (2) AIG's 2005-2006 Deferred Compensation Profit Participation Plan (AIG DCPPP).

SICO Plans. Key employees have participated in a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO. The original SICO Plan came into being in 1975 when the voting shareholders and Board of Directors of SICO, whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding management of all American International companies, including TRH. Participation in the SICO plans by any person, and the extent of such participation, has been at the sole discretion of SICO's board of directors. SICO is responsible for issuing cash or AIG common stock under the SICO plans when required; AIG and TRH have made no payments under these plans, although AIG and TRH record the expense attributable to these plans in their respective financial statements. In 2005, AIG took steps to protect the interests of AIG's and TRH's current employees with respect to these benefits. AIG agreed, subject to conditions, to make any payment or delivery of AIG Common Stock that is not promptly made with respect to the benefits accrued by current employees of AIG or TRH and their subsidiaries under the SICO plans.

Shares that have been contingently allocated to the named executives under the SICO plans are identified in the Outstanding Equity Awards at December 31, 2008 table. They will not be paid until various vesting schedules are met according to the level of participation of the named executive and are generally subject to forfeiture on earlier termination of employment. The SICO board of directors has the authority to reinstate a payout right and may permit early payout of shares, including dividends. Before earning the right to payout, a participant is not entitled to any equity interest with respect to the contingently allocated shares. Although SICO's board of directors has the authority to pay a participant cash in lieu of shares of AIG common stock, in December 2006, SICO's Board notified participants in the SICO plans that it will make payments in shares of AIG common stock that it owns rather than in cash.

AIG DCPPP. The AIG DCPPP was modeled on plans previously provided by SICO, except that it is administered by AIG and its costs will be borne directly by AIG and/or TRH. Under the AIG DCPPP in 2007, participants were awarded time-vested AIG RSUs based upon the number of plan units they had been granted. Each of the named executives was awarded the AIG RSUs detailed in the following table. In March 2008, the AIG Compensation and Management Resources Committee shortened the vesting schedule of these time-vested AIG RSUs so that they will vest in equal portions in 2009 and 2010. Any unvested AIG RSUs generally will be forfeited if the participant ceases employment with AIG and/or TRH prior to normal retirement at age 65 unless the Committee determines otherwise.

Year-End Holdings. The following table sets forth outstanding equity-based awards held by each of the named executives as of December 31, 2008.

Outstanding Equity Awards at December 31, 2008

| | | Option Awards(1) | | | | | Stock Awards | | | |
| | | | | | | | Unvested (No Longer Subject To Performance Conditions) | | Unvested and Subject to Performance Conditions under Equity Incentive Plans | |
Name	Year Granted	Number Exercisable	Number Unexercisable	Exercise Price	Expiration Date	Plan(2)	Number of Shares	Market Value(3)	Number of Shares	Market Value(4)
Robert F. Orlich...	2008	0	75,000	$68.60	2/21/2018					
	2007	15,000	45,000	$64.31	2/9/2017	2006 PP	12,240	$ 490,334	0	$ 0
	2006	0	0	—		2007 PP	20,957	$ 839,537	0	$ 0
	2005	45,000	15,000	$69.95	11/30/2015	2008 PP	0	$ 0	27,750	$1,111,665
	2004	50,000	0	$60.34	12/2/2014	2006 SPP	21,552	$ 863,373	0	$ 0
	Dec. 2003	62,500	0	$62.07	12/4/2013	2007 SPP	0	$ 0	30,000	$1,201,800
	March 2003	62,500	0	$52.68	3/24/2013	2008 SPP	0	$ 0	30,000	$1,201,800
	2002	62,500	0	$55.70	12/5/2012	AIG DCPPP	32,640	$ 51,245	0	$ 0
	2001	50,000	0	$72.79	12/3/2011	SICO	148,174	$ 232,633	0	$ 0
	2000	56,250	0	$50.80	11/30/2010	Total	235,563	$2,477,122	87,750	$3,515,265
	1999	53,800	0	$40.80	12/2/2009					
Steven S. Skalicky..	2008	0	25,000	$68.60	2/21/2018					
	2007	7,500	22,500	$64.31	2/9/2017	2006 PP	5,595	$ 224,136	0	$ 0
	2006	0	0	—		2007 PP	8,586	$ 343,955	0	$ 0
	2005	30,000	10,000	$69.95	11/30/2015	2008 PP	0	$ 0	10,800	$ 432,648
	2004	32,000	0	$60.34	12/2/2014	2007 SPP	0	$ 0	6,000	$ 240,360
	Dec. 2003	25,000	0	$62.07	12/4/2013	2008 SPP	0	$ 0	7,000	$ 280,420
	March 2003	18,750	0	$52.68	3/24/2013	AIG DCPPP	12,150	$ 19,076	0	$ 0
	2002	18,750	0	$55.70	12/5/2012	SICO	41,226	$ 64,725	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	Total	67,557	$ 651,892	23,800	$ 953,428
	2000	18,750	0	$50.80	11/30/2010					
	1999	2,450	0	$40.80	12/2/2009					
Paul A. Bonny.....	2008	0	25,000	$68.60	2/21/2018					
	2007	7,500	22,500	$64.31	2/9/2017	2006 PP	5,265	$ 210,916	0	$ 0
	2006	0	0	—		2007 PP	8,080	$ 323,685	0	$ 0
	2005	30,000	10,000	$69.95	11/30/2015	2008 PP	0	$ 0	10,500	$ 420,630
	2004	32,000	0	$60.34	12/2/2014	2007 SPP	0	$ 0	6,000	$ 240,360
	Dec. 2003	25,000	0	$62.07	12/4/2013	2008 SPP	0	$ 0	6,800	$ 272,408
	March 2003	18,750	0	$52.68	3/24/2013	AIG DCPPP	11,340	$ 17,804	0	$ 0
	2002	18,750	0	$55.70	12/5/2012	SICO	31,610	$ 49,628	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	Total	56,295	$ 602,033	23,300	$ 933,398
	2000	18,750	0	$50.80	11/30/2010					
	1999	18,750	0	$40.80	12/2/2009					
Javier E. Vijil......	2008	0	25,000	$68.60	2/21/2018					
	2007	7,500	22,500	$64.31	2/9/2017	2006 PP	5,265	$ 210,916	0	$ 0
	2006	0	0	—		2007 PP	8,080	$ 323,685	0	$ 0
	2005	30,000	10,000	$69.95	11/30/2015	2008 PP	0	$ 0	9,900	$ 396,594
	2004	32,000	0	$60.34	12/2/2014	2007 SPP	0	$ 0	6,000	$ 240,360
	Dec. 2003	25,000	0	$62.07	12/4/2013	2008 SPP	0	$ 0	6,400	$ 256,384
	March 2003	18,750	0	$52.68	3/24/2013	AIG DCPPP	11,340	$ 17,804	0	$ 0
	2002	18,750	0	$55.70	12/5/2012	SICO	21,432	$ 33,648	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	Total	46,117	$ 586,053	22,300	$ 893,338
	2000	8,750	0	$50.80	11/30/2010					
	1999	13,450	0	$40.80	12/2/2009					
Michael C. Sapnar.	2008	0	30,000	$68.60	2/21/2018					
	2007	8,750	26,250	$64.31	2/9/2017	2006 PP	4,605	$ 184,476	0	$ 0
	2006	0	0	—		2007 PP	7,073	$ 283,344	0	$ 0
	2005	10,500	3,500	$69.95	11/30/2015	2008 PP	0	$ 0	10,500	$ 420,630
	2004	16,000	0	$60.34	12/2/2014	2007 SPP	0	$ 0	6,000	$ 240,360
	Dec. 2003	12,500	0	$62.07	12/4/2013	2008 SPP	0	$ 0	6,800	$ 272,408
	March 2003	6,250	0	$52.68	3/24/2013	AIG DCPPP	5,400	$ 8,478	0	$ 0
	2002	6,250	0	$55.70	12/5/2012	SICO	10,725	$ 16,838	0	$ 0
	2001	3,437	0	$72.79	12/3/2011	Total	27,803	$ 493,136	23,300	$ 933,398
	2000	0	0	$50.80	11/30/2010					
	1999	0	0	$40.80	12/2/2009					

(1) All options granted have four-year pro-rata vesting schedules and an exercise price equal to closing sale price on the New York Stock Exchange on the date of grant.

(2) Outstanding earned 2006 and 2007 Performance RSUs (2006 PP and 2007 PP) will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Outstanding earned 2006 Senior Performance RSU's (2006 SPP) will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance

period. Outstanding 2007 and 2008 Senior Performance RSUs (2007 SPP and 2008 SPP) and 2008 Performance RSUs (2008 PP) are unearned. If earned, the 2007 Senior Performance Awards will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period and the 2008 Senior Performance and 2008 Performance awards will vest in equal installments promptly after the third and fourth anniversaries of the first day of the performance period. Any unvested awards generally will be forfeited if the participant ceases employment with TRH. For more information, see "2008 Grants of Plan-Based Awards."

The number and market value of unearned awards under the Partners Plan and Senior Partners Plan are presented as if the relevant performance conditions have been satisfied at the maximum level. This assumption is for illustration only, and depending on future performance under the Partners Plan and Senior Partners Plan the conditions may be satisfied at a lower level or not at all.

Under the AIG DCPPP and certain of the SICO plans, if each of the named executives continues to be employed by AIG or TRH at the end of the eighth year after units were granted and has not yet reached age 65, he will be contingently allocated additional shares according to the executives level or participation in the plans. Under the AIG DCPPP, this contingent allocation will be made in 2009, and the RSUs contingently allocated will vest in 2012. For the named executives, the amounts in the column include these additional shares that will be contingently allocated in future years based on continued service.

(3) The outstanding awards under the SICO plans and the AIG DCPPP are based on AIG's closing sale price on December 31, 2008 of $1.57 per share.

(4) Based on TRH's closing sale price on December 31, 2008 of $40.06 per share.

Option Exercises During 2008

The following table sets forth the amounts realized by each of the named executives as a result of the exercise of options in 2008. Other than pro rata vesting of options granted in prior years, no stock awards vested in 2008.

2008 Option Exercises

Name	Option Awards Exercised in 2008	
	Number of Shares	Value Realized(1)
Robert F. Orlich	—	$ —
Steven S. Skalicky	—	$ —
Paul A. Bonny	—	$ —
Javier E. Vijil	2,485	$48,697
Michael C. Sapnar	—	$ —

(1) Aggregate closing sale price of shares of TRH Common Stock underlying options exercised on date of exercise less aggregate exercise price of options.

Post-Employment Compensation

Pension Benefits

TRH maintains qualified and nonqualified defined benefit plans that provide retirement benefits. Employees of TRH and its subsidiaries who are citizens of the United States or non-citizens working in the United States are covered under the American International Group, Inc. Retirement Plan, a multi-employer tax-qualified defined benefit retirement plan. Participants whose formula benefit is restricted from being paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits are eligible to participate in the Excess Retirement Income Plan. Participants, including the named executives except for Mr. Bonny, receive the tax-qualified retirement plan benefit and the Excess Retirement Income Plan benefit. Mr. Bonny participates in the AIG Retirement Savings Plan in the United Kingdom (the "UK Plan").

The Excess Retirement Income Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits. Therefore, the plan formula is the same formula used in the tax-qualified retirement plan. The tax-qualified retirement plan and Excess Retirement Income Plan formula varies depending on years of service credited and on average final salary. The formula ranges from 0.925 percent to 1.75 percent times average final salary for each year of credited service up to 44 years and 1.25 percent to 1.75 percent times average final salary for each year of credit service accrued prior to April 1, 1985 up to 40 years. For participants who retire after the normal retirement age of 65, the retirement benefit is equal to the greater of the benefit determined using the formula described above or the benefit that the participants could have received upon retirement at age 65, actuarially increased to reflect the later benefit commencement date.

For purposes of all of the domestic retirement plans, average final salary is the average pensionable salary of a participant during those three consecutive years in the last ten years of credited service that afford the highest such average, or during all of the years of credited service if less than three years. Average final salary includes the regular salary paid by TRH and its subsidiaries and does not include amounts attributable to overtime pay, quarterly bonuses, annual cash bonuses or long-term incentive awards.

Mr. Bonny participates in the UK Plan, a defined contribution plan which complies with all applicable laws and regulations in the United Kingdom. Under the UK Plan, the Company contributes a percentage of an employee's pensionable salary based upon the participant's age and length of service with the Company. These contributions may range between 5% and 17% of pensionable salary. A participant may also make voluntary contributions to the UK Plan. During 2008, the Company matched a portion of these contributions up to a maximum of 4% of pensionable salary dependent on the age of the participant.

Contributions into the UK Plan are invested in a number of investment funds which are selected by the participant. The participant may change investment elections monthly. The participant's contributions and earnings on them are always fully vested, while company contributions and earnings on them vest upon completion of three months of membership in the UK Plan.

Normal retirement in the UK Plan is age 65, although a participant can retire at any time after age 50. At retirement, the value of the account is used to purchase an annuity for the participant. A portion of the account value may also be taken as a tax free lump sum, subject to limits set out by Her Majesty's Revenue and Customs.

Early retirement benefits. Each of the domestic retirement plans provides for reduced early retirement benefits. These benefits are available to participants in the tax-qualified retirement plan who have reached age 55 and have 10 or more years of credited service. The Excess Retirement Income Plan provides reduced early retirement benefits to participants who have reached age 60 and have 5 or more years of service or unless the Committee or Board overseeing the plan determines otherwise in its sole discretion, to participants after attaining age 55 with 10 or more years of credited service.

In the case of early retirement, participants in the tax-qualified retirement plan and the Excess Retirement Income Plan will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by 3 percent for each year that retirement precedes age 65 for participants who have reached age 60 and have 30 or more years of credited service; reduced by 4 percent for each year that retirement precedes age 65 for participants who have reached age 60 and have at least 25 but fewer than 30 years of credited service; and reduced by 5 percent for each year that retirement precedes age 65 for all other participants.

Participants in the tax-qualified retirement plan with at least 10 years of continuous service to AIG have a reduced vested retirement allowance pursuant to which, in the case of termination of employment prior to reaching age 55, such participants may elect to receive the reduced early retirement benefit commencing at any date between age 55 and age 65 and reduced by an additional 1/15 for each of the first five years, and 1/30 for each of the next five years, by which such commencement precedes age 65. Participants in the domestic retirement plans may not choose to receive a lump sum payment upon normal or early retirement.

Death and disability benefits. Each of the domestic retirement plans also provides for death and disability benefits. With regard to named executive officers, the tax-qualified plan provides a death benefit to active employees who die before age 65 equal to 50 percent of the benefit the participant would have received if he had terminated employment on his date of death, survived until his earliest retirement date and elected a 50 percent joint and survivor annuity. If a participant dies while actively employed on or after age 65, the tax-qualified plan provides a death benefit equal to the amount that would have been paid if the participant had a 100 percent joint and survivor annuity in effect on his date of death. The Excess Retirement Income Plan provides death benefits equal to the death benefits under the tax-qualified plan if such benefits were calculated without giving effect to the limitations imposed by the IRS, reduced by the death benefits actually payable under the tax-qualified plan.

In the case of permanent disability, a participant generally may receive a benefit based on average final salary and years of credited service that is payable after the participant ceases to receive payments under TRH's long-term disability plan at age 65. Under the tax-qualified retirement plan and the Excess Retirement Income Plan, participants continue to accrue years of credited service while receiving payments under TRH's long-term disability plan before reaching age 65.

As with other retirement benefits, in the case of death and disability benefits, the formula benefit under the Excess Retirement Income Plan is reduced by amounts payable under the tax-qualified retirement plan.

The following table details the accumulated benefits under the defined benefit plans in which each named executive participates.

2008 Pension Benefits

Name	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit	Payments During 2008
Robert F. Orlich	AIG, Inc. Retirement Plan	22.167	$ 514,898	$0
	Excess Retirement Income Plan	22.167	$1,648,019	$0
	Total		$2,162,917	$0
Steven S. Skalicky	AIG, Inc. Retirement Plan	22.417	$ 486,592	$0
	Excess Retirement Income Plan	22.417	$ 918,480	$0
	Total		$1,405,072	$0
Paul A. Bonny	AIG, Inc. Retirement Plan	0	$ 0	$0
	Excess Retirement Income Plan	0	$ 0	$0
	Total		$ 0	$0
Javier E. Vijil	AIG, Inc. Retirement Plan	14.917	$ 252,766	$0
	Excess Retirement Income Plan	14.917	$ 426,235	$0
	Total		$ 679,001	$0
Michael C. Sapnar	AIG, Inc. Retirement Plan	13.417	$ 106,022	$0
	Excess Retirement Income Plan	13.417	$ 150,925	$0
	Total		$ 256,947	$0

(1) The named executives had the following years of service with TRH and/or AIG as of December 31, 2008: Orlich—23.0; Skalicky—23.3; Vijil—15.7; and Sapnar—14.2. Messrs. Orlich, Skalicky, Vijil and Sapnar have fewer years of credited service than actual service under the tax-qualified retirement plan and the Excess Retirement Income Plan because participants must wait 6 months after commencing employment with TRH or AIG before enrolling in those plans. Mr. Bonny does not participate in the tax-qualified retirement plan or the Excess Retirement Income Plan as he participates in the AIG Retirement Savings Plan (United Kindgom), a defined contribution plan. For purposes of the AIG Retirement Savings Plan (United Kindgom), Mr. Bonny has 26.9 years of pensionable service.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2008 (the pension plan measurement date for purposes of TRH's financial statement

reporting). The actuarial present values of the accumulated benefits under the tax-qualified retirement plan and the Excess Retirement Income Plan are calculated based on payment of a life annuity beginning at age 65.

Nonqualified Deferred Compensation

TRH also maintains qualified and nonqualified defined contribution plans. Employees of TRH and its subsidiaries generally may elect to defer a portion of their annual compensation under AIG's 401(k) plan. "Highly compensated" employees as determined under the Internal Revenue Code may also be eligible to defer compensation on a basis that is not tax-qualified under the Supplemental Incentive Savings Plan (SISP). Designated key employees may also participate in the Executive Deferred Compensation Plan (EDCP). Mr. Vijil participates in the SISP.

Supplemental Incentive Savings Plan. Participants in the SISP were able to defer 10 percent of their annual cash compensation up to a maximum of $11,500 per year. Amounts deferred under the SISP will be credited with earnings based on the returns of a number of mutual funds among which participants may choose. All funds available for selection under the SISP are also available for selection under AIG's tax-qualified 401(k) plan. Participants generally may change their investment elections at any time. Amounts deferred during each year, and earnings thereon, will be distributed in accordance with participants' annual decision to receive installments over a period of five or ten years following a termination of employment after reaching age 60, or in a lump sum payment. Participants whose employment terminates before reaching age 60 must receive their account balances in a lump sum payment.

Executive Deferred Compensation Plan. Participants in the EDCP may defer 50 percent of their annual cash compensation (including amounts deferred or contributed to pre-tax health care or dependent reimbursement accounts) in excess of $200,000, and 100 percent of their annual cash bonuses, up to a maximum of $300,000 per year. Amounts deferred under the EDCP are credited with earnings based on the returns of a small number of mutual funds among which participants may choose. The rules under the EDCP for changing investment elections and receiving distributions are the same as under the SISP.

2008 TRH Nonqualified Elective Defined Contribution Plans

Name	Elective Defined Contribution Plans				
	Executive Contributions	TRH Contributions	Aggregate Earnings	Distributions	Balance
Robert F. Orlich	$ 0	$0	$ 0	$0	$ 0
Steven S. Skalicky	$ 0	$0	$ 0	$0	$ 0
Paul A. Bonny	$ 0	$0	$ 0	$0	$ 0
Javier E. Vijil	$11,500	$0	$(9,913)	$0	$26,143
Michael C. Sapnar	$ 0	$0	$ 0	$0	$ 0

Mr. Vijil participates in the nonqualified Supplemental Incentive Savings Plan (SISP).

Potential Payments on Termination

TRH provides only limited termination entitlements. TRH has not entered into employment agreements other than in connection with acquisitions and new hires, and none of the named executives have employment agreements. Before 2005, TRH had not previously granted severance protection other than what was provided for in TRH's long-term compensation plans.

TRH Executive Severance Plan. In 2008, the Board adopted the TRH Executive Severance Plan ("TRH ESP") as a replacement for the AIG severance plan that previously covered select executive officers of TRH.

Severance benefits. Under the TRH ESP severance protection is provided to senior executives who participate in the Partners or Senior Partners Plan. Upon a termination by the Company without "Cause" (as defined in the TRH ESP), by the Executive for Good Reason (as defined in the TRH ESP), or due to the death or disability of the Executive, in addition to accrued wages and expense reimbursement, eligible employees will be entitled to receive the following each month during the Severance Period (30 months for the Chief Executive Officer and 24 months for the other named executive officers):

- Severance in an amount equal to one-twelfth the sum of: (i) the participant's annual base salary in the year of termination, (ii) any supplemental or quarterly cash bonus payable to such participant in respect of the year of termination, and (iii) the average of the participant's annual cash bonus awards earned and paid with respect to the three most recently completed fiscal years;

- Continued vesting of restricted stock units, earned but unvested performance restricted units and options as though there had been no termination of employment;

- Continued participation in the Company's health plan at active employee rates and continued service credit for eligibility and company contribution levels for purposes of the retiree health plan; and

- Continued life and insurance and retiree health plan coverage at active employee rates including continued service credit for eligibility and company contribution levels in such plans.

Restrictive covenants. Prior to receiving any severance payments eligible employees will generally be required to execute a general release of claims that also contains the following restrictions that, except as noted, apply at all times following termination:

- Each participant is generally prohibited from (i) engaging in, being employed by, rendering services to or acquiring financial interests in any business that is competitive with TRH, (ii) interfering with TRH's business relationships with customers, suppliers, or consultants, or (iii) soliciting or hiring certain key employees of TRH. These restrictions apply for the earlier of one year after termination or the length of the Severance Period.

- Each participant will not disclose TRH's confidential information.

Quantification of Termination Payments and Benefits. The following table details the payments and benefits that each of the named executives would be provided if he had been terminated on December 31, 2008 under the circumstances indicated. Except where otherwise indicated, payment and benefits would be provided by TRH or AIG. As of March 2008, the named executives no longer participate in the AIG Executive Severance Plan.

Termination Payments & Benefits

Name	Severance(1)	Medical and Life Insurance(2)	Pensions Plan Credit(3)	Unvested Options(4)	Unvested Stock Awards(5)	Total
Robert F. Orlich						
By TRH for "Cause"	$ —	$ —	$222,402	$—	$ —	$ 222,402
By Executive w/o Good Reason	$ —	$ —	$222,402	$—	$ —	$ 222,402
By Executive with Good Reason	$4,385,000	$48,024	$878,612	$—	$ 676,854	$5,988,490
By TRH without "Cause"	$4,385,000	$48,024	$878,612	$—	$ 245,167	$5,556,803
Death	$ —	$ —	$ —	$—	$3,448,578	$3,448,578
Disability	$ —	$ —	$594,286	$—	$3,448,578	$4,042,864
Steven S. Skalicky						
By TRH for "Cause"	$ —	$ —	$167,508	$—	$ —	$ 167,508
By Executive w/o Good Reason	$ —	$ —	$167,508	$—	$ —	$ 167,508
By Executive with Good Reason	$2,026,667	$29,241	$517,673	$—	$ 112,068	$2,685,649
By TRH without "Cause"	$2,026,667	$29,241	$517,673	$—	$ 112,068	$2,685,649
Death	$ —	$ —	$ —	$—	$ 922,964	$ 922,964
Disability	$ —	$ —	$526,805	$—	$ 922,964	$1,449,769
Paul A. Bonny						
By TRH for "Cause"	$ —	$ —	$ —	$—	$ —	$ 0
By Executive w/o Good Reason	$ —	$ —	$ —	$—	$ —	$ 0
By Executive with Good Reason	$2,107,391	$ —	$ —	$—	$ 105,458	$2,212,849
By TRH without "Cause"	$2,107,391	$ —	$ —	$—	$ 105,458	$2,212,849
Death	$ —	$ —	$ —	$—	$ 867,764	$ 867,764
Disability	$ —	$ —	$ —	$—	$ 867,764	$ 867,764
Javier E. Vijil						
By TRH for "Cause"	$ —	$ —	$ 70,990	$—	$ —	$ 70,990
By Executive w/o Good Reason	$ —	$ —	$ 70,990	$—	$ —	$ 70,990
By Executive with Good Reason	$1,846,667	$28,309	$336,897	$—	$ 105,458	$2,317,331
By TRH without "Cause"	$1,846,667	$28,309	$336,897	$—	$ 105,458	$2,317,331
Death	$ —	$ —	$ —	$—	$ 841,101	$ 841,101
Disability	$ —	$ —	$552,935	$—	$ 841,101	$1,394,036
Michael C. Sapnar						
By TRH for "Cause"	$ —	$ —	$ —	$—	$ —	$ 0
By Executive w/o Good Reason	$ —	$ —	$ —	$—	$ —	$ 0
By Executive with Good Reason	$1,734,000	$17,176	$ —	$—	$ 92,238	$1,843,414
By TRH without "Cause"	$1,734,000	$17,176	$ —	$—	$ 92,238	$1,843,414
Death	$ —	$ —	$ —	$—	$ 758,868	$ 758,868
Disability	$ —	$ —	$497,034	$—	$ 758,868	$1,255,902

(1) Severance is generally payable in equal installments over 30 months for Mr. Orlich and over 24 months for the other named executives.

In the case of termination on death or disability, payments are based on continuation of salary and would be paid in accordance with TRH's or AIG's customary compensation practices at the time. (For purposes of providing an estimate of this benefit, TRH has assumed that the named executive does not become eligible for benefits under AIG's long-term disability policy. This is for purposes of illustration only.)

(2) These amounts represent the cost to TRH of continued health and life insurance coverage following termination, consistent with the assumptions described in Note 18 of the Notes to Consolidated Financial Statements included in AIG's audited Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2008. Where provided, health and life insurance coverage is 30 months for Mr. Orlich and over 24 months for the other named executives. The benefit continuation would cease on the named executives becoming eligible for equivalent benefits from a new employer. The named executives or their estates may receive medical and life insurance benefits upon death or disability only to the extent that they are generally available to all salaried employees.

(3) These amounts represent the enhancements in value, if any, of benefits to the named executives under AIG's pension plans, in which TRH participates, in the event of early retirement, death or disability. Because the named executives had not reached age 65 as of December 31, 2008, they would not have been entitled to receive payments under the Excess Retirement Income Plan in the

case of early retirement, which would have resulted in a decrease in the present value of their total pension benefits.

Since Messrs. Orlich or Skalicky have reached age 60, with more than 5 years of credited service for purposes of the Excess Retirement Income Plan, if they were terminated by TRH for "Cause" or by the Executive without "Good Reason," they are entitled to an enhanced benefit under the Excess Retirement Income Plan. Since Mr. Vijil has reached age 55, with more than 10 years of credited service for purposes of the Excess Retirement Plan, if he were terminated by TRH for "Cause" or by the Executive without "Good Reason," he is entitled to an enhanced benefit under the Excess Retirement Income Plan.

If Mr. Orlich or Mr. Skalicky had terminated his employment for "Good Reason" or been terminated by TRH without "Cause," the additional age and service credit under the Excess Retirement Income Plan provided by the Executive Severance Plan would have caused Messrs. Orlich or Skalicky to be treated as having reached age 60, with more than 5 years of credited service for purposes of that plan, which would have resulted in an entitlement to an enhanced benefit. If Mr. Vijil had been terminated for "Good Reason" or been terminated by TRH without "Cause," the additional age and service credit under the Excess Retirement Income Plan provided by the Executive Severance Plan would have caused Mr. Vijil to be treated as having reached age 55, with more than 10 years of credited service for purposes of that plan, which would have resulted in an entitlement to an enhanced benefit.

The amount for Messrs. Orlich, Skalicky, Vijil and Sapnar for termination by TRH without "Cause" or by the executive with "Good Reason" is equal to the increase in the present value as of December 31, 2008 of the named executives respective total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits."

(4) Represents the difference between the total market value (based on the closing sale price of $40.06 on December 31, 2008) of TRH shares underlying options that become vested and exercisable on termination and the total exercise price of these options. Option holdings at the end of 2008 are detailed in the Outstanding Equity Awards at December 31, 2008 table.

(5) Represents the total market value (based on the closing sale price of $1.57 on December 31, 2008) of (1) AIG shares underlying previously earned SICO awards that become vested on termination, (2) AIG shares underlying previously earned AIG DCPPP awards, (3) a pro rata amount of any 2006, 2007 and 2008 Performance RSUs actually earned and vested through the Severance Period. (For purposes of providing an estimate of the benefit provided under clause (3), the amount assumes that TRH achieves target performance under the Partners Plan for the 2008-2009 and the Senior Partners Plan for 2007-2009 and 2008-2010 performance periods. This assumption is for illustration only.) The benefit provided under the 2006-2007 Partners Plan is calculated at the maximum performance level as a result of the performance achieved in the 2006-2007 measurement period. The benefit provided under the 2007-2008 Partners Plan is calculated at 115.1 percent of the target level and the benefit provided under the 2006-2008 Senior Partners Plan is calculated at 179.6 percent of the target level as a result of the performance achieved in their respective measurement periods.

Shares underlying SICO awards will be paid by SICO and not TRH or AIG. The AIG shares underlying previously earned SICO awards may become vested and be paid at the discretion of SICO's Board of Directors. Upon terminations for which an amount of $0 is listed in this column (indicating forfeiture of unvested AIG shares under the SICO plans), SICO's Board of Directors has authority to reinstate payout rights under the SICO plans. The shares of each named executive underlying previously earned SICO awards had the following market values as of December 31, 2008: Orlich—$232,633; Skalicky—$64,725; Bonny—$49,628; Vijil—$33,648; and Sapnar—$16,838.

Equity Compensation Plan Information

The following table provides summarized information with respect to equity compensation granted by TRH as of December 31, 2008 as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Stock options	2,392,798	$60.60	1,255,068
Service & performance RSUs	659,902	—	211,202
Equity compensation plan not approved by security holders	—	—	—
Total	3,052,700	$47.50	1,466,270

---

(1) Includes shares reserved for issuance in connection with 2006, 2007 and 2008 Performance RSUs granted in 2006, 2007 and 2008 under the Partners and Senior Partners Plans. Shares under the 2006 Partners Plan have been earned at the maximum payout level. Shares under the 2006 Senior Partners Plan have been earned at 179.6 percent of the target level. Shares under the 2007 Partners Plan have been earned at 115.1 percent of the target level. Shares reserved for the 2007 Senior Partners Plan, 2008 Partners Plan and 2008 Senior Partners Plan are at maximum payout levels.

(2) For purposes of calculating the total average weighted exercise price, restricted stock units and performance RSUs are included at a zero exercise price.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation, presentation and integrity of TRH's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and expressing an opinion on the effectiveness of internal control over financial reporting. The independent registered public accounting firm has free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function, as provided in the Audit Committee charter, is to assist the Board of Directors in its oversight of:

- The integrity of TRH's financial statements;

- TRH's internal control over financial reporting;

- TRH's compliance with legal and regulatory requirements;

- The independent accountants' qualifications, independence and performance; and

- The performance of TRH's internal audit function.

The Committee's charter is included with this proxy statement as Appendix B and it is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

The Audit Committee held twelve meetings during 2008.

Independence. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Committee are independent, as required by NYSE listing standards and SEC rules.

Expertise. The Board of Directors has also determined, on the recommendation of the Nominating and Corporate Governance Committee, that all members of the Committee are financially literate, as defined by NYSE listing standards, and that John G. Foos is an audit committee financial expert, as defined by SEC rules. The Board of Directors has designated Mr. Foos as the audit committee financial expert and, on the recommendation of the Nominating and Corporate Governance Committee, has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards. Although designated as an audit committee financial expert, Mr. Foos does not act as an accountant for TRH and, under SEC rules, is not an "expert" for purposes of the liability provisions of the Securities Act or for any other purpose. Under the Federal securities laws, Mr. Foos does not have any responsibilities or obligations in addition to those of the other Audit Committee members; for these purposes, all Audit Committee members have the identical duties and responsibilities.

During 2008, Ms. Diana K. Mayer served as the Audit Committee Chairperson from January 1st through May 21st. On May 22nd, the Committee elected Mr. Foos to serve as the Audit Committee Chairman.

Audited Financial Statements

In the performance of its oversight function, the Committee has considered and discussed the 2008 audited financial statements with management and PricewaterhouseCoopers LLP, including a discussion of the quality, and not just the acceptability, of the Company's critical accounting policies, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal controls over financial reporting. The Committee has reviewed with the Director of Internal Audit and the PricewaterhouseCoopers LLP engagement team the scope and plans for their respective audits and has met with the Director of Internal Audit and senior engagement partner of PricewaterhouseCoopers LLP, with and without management present, to discuss audit results, their evaluations of TRH's internal controls and the overall quality of TRH's financial reporting. The Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by PCAOB AU 380A, "Communication with Audit Committees". Finally, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the audit committee concerning independence, as currently in effect, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2008 in TRH's Annual Report on Form 10-K filed with the SEC.


Audit Committee

John G. Foos, Chairman
John L. McCarthy
William J. Poutsiaka
Richard S. Press


II. APPROVAL OF A PROPOSAL TO ADOPT THE 2009 LONG TERM EQUITY INCENTIVE PLAN

The Board of Directors has adopted the Transatlantic Holdings, Inc. 2009 Long Term Equity Incentive Plan (the "2009 Plan") and is recommending that stockholders approve the 2009 Plan at the Annual Meeting. The 2009 Plan is designed to replace the 2000 Stock Option Plan and the 2003 Stock Incentive Plan (the "Previous Plans"). Upon approval of the 2009 Plan, no further awards will be made under the Previous Plans. Under the rules of the NYSE, the affirmative vote of a majority of votes cast on this proposal is required to approve the 2009 Plan, provided that the total votes cast on this proposal represent a majority of the shares of TRH Common Stock entitled to vote thereon. Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast but count as shares of TRH Common Stock entitled to vote thereon. Thus, the total sum of votes "for," plus votes "against," plus abstentions (the "Votes Cast") must be greater than 50% of the total shares of TRH Common Stock entitled to vote thereon. Further, the number of votes "for" the proposal must be greater than 50% of the Votes Cast. Thus, abstentions have the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on this proposal without direction from the beneficial owner. Thus, broker non-votes could impair the ability to satisfy the requirement that the Votes Cast represent over 50% of the shares of TRH Common Stock entitled to vote thereon.

The 2009 Plan is intended to strengthen the Company by providing an incentive to its employees and its subsidiaries' employees, officers and consultants to ensure they devote their abilities and industries to the success of the Company's enterprise. The Board of Directors believes that the 2009 Plan would maintain the flexibility that the Company needs to keep pace with its competitors and effectively recruit, motivate, and retain the caliber of employees essential for achievement of the Company's success.

The 2009 Plan would permit the grant of options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance awards and share awards. Stockholder approval of the 2009 Plan is intended to permit the performance-based awards granted under the Plan, to qualify for deductibility under Section 162(m) of the Internal Revenue Code. Individuals eligible to receive awards and grants under the 2009 Plan include employees, officers and consultants of the Company and its subsidiaries. As of April 1, 2009, there are 7 executive officers and approximately 200 employees other than executive officers who are eligible to receive awards under the 2009 Plan.

As of the end of our 2008 fiscal year, there were 2,392,798 shares of Common Stock underlying outstanding stock options and 536,139 shares of Common Stock underlying unvested restricted stock units. In addition, as of the end of our 2008 fiscal year, there were 1,387,070 shares of Common Stock available for future issuance under the Previous Plans and, upon shareholder approval of the 2009 Plan, these shares of Common Stock will only be available for issuance under the 2009 Plan.

A summary of the principal features of the 2009 Plan is provided below, but is qualified in its entirety by reference to the full text of the 2009 Plan that is attached to this Proxy Statement as Appendix C.

1. Plan Highlights

Some of the key features of the 2009 Plan that reflect the Company's commitment to effective management of incentive compensation are as follows:

- *Plan Limits.* Total awards under the 2009 Plan are limited to 2,600,000 shares, of which no more than 1,000,000 may be issued in the form of incentive stock options. In addition, the maximum number of options, SARS, Performance-Based Restricted Stock and performance share units granted to an individual in any 3 year calendar period may not exceed 1,000,000 and the maximum dollar amount of cash or the fair market value of shares that any individual may receive in any calendar year in respect of performance units may not exceed $5,000,000.

- *Cancellation of Shares Remaining under the Previous Plans.* If shareholders approve the 2009 Plan at the Annual Meeting, the shares remaining available for issuance under the Previous Plans will be cancelled and will no longer be available for issuance.

- *No Liberal Share Recycling Provisions.* The 2009 Plan provides that only shares covering awards that expire, are cancelled or are settled in cash will again be available for issuance under the 2009 Plan. The following shares will not be added back to the aggregate plan limit: (i) shares tendered in payment of the exercise price, (ii) shares withheld by the Company to satisfy the tax withholding obligation and (iii) shares that are repurchased by the Company using proceeds from stock option exercises.

- *Vesting Periods.* The 2009 Plan provides that options and awards shall vest at the time or times determined by the Committee and set forth in the applicable option or award agreement.

- *No Repricing.* The Company has not repriced underwater stock options and stock option and SAR repricing is prohibited without stockholder approval under the 2009 Plan.

- *Option Exercise Price*. The 2009 Plan provides that no stock options will be granted with an exercise price less than the fair market value of a share on the date the stock option is granted.

2. Shares Available for Issuance

The 2009 Plan authorizes a share pool of 2,600,000 shares of Common Stock. The new shares represent 3.9 percent of the outstanding shares of Common Stock, as of March 1, 2009. The total number of shares of stock that could be granted as full value awards (i.e. awards other than stock options or SARs) is 2,600,000.

Whenever any outstanding award granted under the 2009 Plan expires, is cancelled, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire award, the number of shares available for issuance under the 2009 Plan shall be increased by the number of shares previously allocable to the expired, cancelled, settled or otherwise terminated portion of the award.

3. Administration and Eligibility

The 2009 Plan will be administered by a committee, which initially will be the Compensation Committee (the "Committee"). The Committee will determine who is eligible to participate in the 2009 Plan, determine the types of awards to be granted, prescribe the terms and conditions of all awards, and construe and interpret the terms of the 2009 Plan. All decisions made by the Committee will be final, binding and conclusive.

4. Award Limits

In any three calendar year period, no participant may be granted awards in respect of more than 1,000,000 shares in the form of: (i) stock options, (ii) SARs, (iii) performance-based restricted stock, and (iv) performance share units, with the above limit subject to the adjustment provisions discussed below. The maximum dollar amount of cash or the fair market value of shares that any participant may receive in any calendar year in respect of performance units may not exceed $5,000,000.

5. Type of Awards

a. Stock Options

The Committee is authorized to grant stock options to participants. The stock options may be either nonqualified stock options or incentive stock options. The exercise price of any stock option must be equal to or greater than the fair market value of a share on the date the stock option is granted. The term of a stock option cannot exceed ten (10) years except in the case of death whereby the option term will end upon the later of (i) ten (10) years from the date of grant and (ii) the one year anniversary of the date of death.

Subject to the terms of the 2009 Plan, the option's terms and conditions, which include but are not limited to, exercise price, vesting, treatment of the award upon termination of employment, and expiration of the option, will be determined by the Committee and set forth in an award agreement.

Payment for shares purchased upon exercise of an option must be made in full at the time of purchase. The exercise price may be paid (i) in cash or its equivalent (e.g., check); (ii) if permitted by the Committee, in shares of Common Stock already owned by the participant, on terms determined by the Committee; (iii) in the form of other property as determined by the Committee; (iv) through participation in a "cashless exercise" procedure through a registered broker dealer, on terms acceptable to the Committee; or (v) by a combination of the foregoing.

b. SARs

The Committee may, in its discretion, either alone or in connection with the grant of an option, grant a SAR to a participant. The terms and conditions of the award will be set forth in an award agreement. SARs may be exercised at such times and be subject to such other terms, conditions, and provisions as the Committee may impose. SARs that are granted in tandem with an option may only be exercised upon the surrender of the right to purchase an equivalent number of shares of Common Stock under the related option and may be exercised only with respect to the shares of Common Stock for which the related option is then exercisable.

The Committee may establish a maximum amount per share that would be payable upon exercise of a SAR. A SAR would entitle the participant to receive, on exercise of the SAR, an amount equal to the product of (i) the excess of the fair market value of a share of Common Stock on the date preceding the date of surrender over the fair market value of a share of Common Stock on the date the SAR was issued, or, if the SAR is related to an option, the per-share exercise price of the option, and (ii) the number of shares of Common Stock subject to the SAR or portion thereof being exercised. Subject to the discretion of the Committee, payment of a SAR may be made (i) in cash; (ii) in shares of Common Stock; or (iii) in a combination of both (i) and (ii).

c. Restricted Stock and Restricted Stock Units

The Committee may grant awards of time-based restricted stock and restricted stock units. Restricted stock and restricted stock units may not be sold, transferred, pledged, or otherwise transferred until the time, or until the satisfaction of such other terms, conditions, and provisions, as the Committee may determine.

When the period of restriction on restricted stock terminates, unrestricted shares of Common Stock would be delivered. Unless the Committee otherwise determines at the time of grant, restricted stock carries with it full voting rights and other rights as a stockholder, including rights to receive dividends and other distributions. At the time an award of restricted stock is granted, the Committee may determine that the payment to the participant of dividends would be deferred until the lapsing of the restrictions imposed upon the shares and whether deferred dividends are to be converted into additional shares of restricted stock or held in cash. The deferred dividends would be subject to the same forfeiture restrictions and restrictions on transferability as the restricted stock with respect to which they were paid.

Each restricted stock unit would represent the right of the participant to receive a payment upon vesting of the restricted stock unit or on any later date specified by the Committee. The payment would equal the fair market value of a share of Common Stock as of the date the restricted stock unit was granted, the vesting date, or such other date as determined by the Committee at the time the restricted stock unit was granted. At the time of grant, the Committee may provide a limitation on the amount payable in respect of each restricted stock unit. The Committee may provide for a payment in respect of restricted stock unit awards: (i) in cash; or (ii) in shares of Common Stock having a fair market value equal to the payment to which the participant has become entitled.

e. Performance Awards

i. Performance Share Units and Performance Units

Performance share unit awards and performance unit awards may be granted by the Committee under the 2009 Plan may not be sold, transferred, pledged, or otherwise transferred until the time, or until the satisfaction of such other terms, conditions, and provisions, as the Committee may determine. Performance share units are denominated in shares and represent the right to receive a payment in an amount based on the fair market value of a share on the date the performance share units were granted, become vested or any other date specified by the Committee, or a percentage of such amount depending on the level of performance goals attained. Performance units are denominated in a specified dollar amount and represent the right to receive a payment of the specified dollar amount or a percentage of the specified dollar amount, depending on the level of performance goals attained. Such awards would be earned only if performance goals established for performance periods are met. A minimum one-year performance period is required. At the time of grant the Committee may establish a maximum amount payable in respect of a vested performance share or performance unit. The Committee may provide for payment: (i) in cash; (ii) in shares of Common Stock having a fair market value equal to the payment to which the participant has become entitled; or (iii) by a combination of both (i) and (ii).

ii. Performance-Based Restricted Stock

The Committee may grant awards of performance-based restricted stock may not be sold, transferred, pledged, or otherwise transferred until the time, or until the satisfaction of such other terms, conditions, and provisions, as the Committee may determine. Such awards would be earned only if performance goals established for performance periods are met. Upon the lapse of the restrictions, the Committee would deliver a stock certificate or evidence of book entry shares to the participant. Awards of performance-based restricted stock would be subject to a minimum one-year performance cycle. At the time an award of performance-based restricted stock is granted, the Committee may determine that the payment to the participant of dividends would be deferred until the lapsing of the restrictions imposed upon the performance-based restricted stock and whether deferred dividends are to be converted into additional shares of performance-based restricted stock or held in cash. A minimum one-year performance period is required.

iii. Performance Objectives

Performance share units, performance units and performance-based restricted stock awards under the 2009 Plan may be made subject to the attainment of performance goals based on one or more of the following business criteria: (i) earnings per share, (ii) earnings (which may be expressed as earnings before specified items and adjustments such as interest and taxes), (iii) return on assets, (iv) return on invested capital, (v) revenue, (vi) after tax operating income, (vii) operating income, (viii) adjusted operating income, (ix) cash flow, (x) total shareholder return, (xi) adjusted combined loss and expense ratio, (xii) book value or adjusted book value, (xiii) stock price, (xiv) return on equity, (xv) expense reduction or containment or (xvi) any combination of (i) through (xv). Performance objectives may be expressed as a combination of Company and/or operating unit(s) performance objectives and may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

Unless otherwise provided by the Committee at the time performance criteria in respect of a performance award are established, performance shall be adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment (other than the provisions for operating losses or income during the phase-out), unusual or infrequently occurring events and transactions that have been publicly disclosed and the cumulative effect of changes in accounting principles, all as determined in accordance with generally accepted accounting principles. In addition, the Committee may provide for the manner in which performance will be measured against the performance criteria (or may adjust the performance criteria) to reflect the impact of specified corporate transactions, special tax charges and tax law changes; provided, however, that no change will be made to a performance award if such change would adversely affect the treatment of such award under Section 162(m) of the Internal Revenue Code.

f. Share Awards

The Committee may award shares to participants as additional compensation for service to the Company or a subsidiary or in lieu of cash or other compensation to which participants have become entitled. Share awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the Committee determines to be appropriate.

6. Amendment of the 2009 Plan

The Board of Directors has the right to amend the 2009 Plan except that the Board of Directors may not amend the 2009 Plan in a manner that would impair or adversely affect the rights of the holder of an award without the award holder's consent. In addition, the Board of Directors may not amend the 2009 Plan absent stockholder approval to the extent such approval is required by applicable law, regulation or exchange requirement.

7. Termination of the 2009 Plan

The 2009 Plan will terminate on the tenth anniversary of the date of stockholder approval. The Board of Directors may terminate the 2009 Plan at any earlier time except that termination cannot in any manner impair or adversely affect the rights of the holder of an award without the award holder's consent.

8. Repricing of Options or SARs

Unless the Company's stockholders approve such adjustment, the Committee would not have authority to make any adjustments to options or SARs that would reduce or would have the effect of reducing the exercise price of an option or SAR previously granted under the 2009 Plan.

9. Change in Control

The effect of a change in control on each of the awards shall be set forth in the applicable award agreement.

10. Adjustments

In the event of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, stock dividend, stock split or reverse stock split, or similar transaction or other change in corporate structure affecting the Common Stock, adjustments and other substitutions will be made to the 2009 Plan, including adjustments in the maximum number of shares subject to the 2009 Plan and other numerical limitations. Adjustments will also be made to outstanding option and other awards under the 2009 Plan as the Committee in its discretion deems appropriate.

In the event of any merger or consolidation, liquidation or dissolution of the Company, outstanding options and awards will either be treated as provided for in the agreement entered into in connection with the transaction (which may include the accelerated vesting and cancellation of any unexercised options and SARs or the cancellation of options and SARs for payment of the excess, if any, of the consideration paid to stockholders in the transaction over the exercise price of the options or SARs), or converted into options or awards in respect of the same securities, cash, property or other consideration that stockholders received in connection with the transaction.

11. Federal Income Tax Consequences

a. Incentive Stock Option ("ISO"). In general, a grantee will not recognize taxable income upon the grant or exercise of an ISO, and the Company and its subsidiaries will not be entitled to any business expense deduction with respect to the grant or exercise of an ISO. (However, upon the exercise of an ISO, the excess of the fair market value on the date of exercise of the shares received over the exercise price of the option will be treated as an adjustment to alternative minimum taxable income.) In order for the exercise of an ISO to qualify as an ISO, a grantee generally must be an employee of the

Company or a subsidiary (within the meaning of Section 422 of the Code) from the date the ISO is granted through the date that is three months before the date of exercise (one year preceding the date of exercise in the case of a grantee whose employment is terminated due to disability). The employment requirement does not apply where a grantee's employment is terminated due to his or her death.

If a grantee has held the shares acquired upon exercise of an ISO for at least two years after the date of grant and for at least one year after the date of exercise, when the grantee disposes of the shares, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as long-term capital gain or loss subject to reduced rates of tax. If a grantee disposes of the shares prior to satisfying these holding period requirements (a "Disqualifying Disposition"), the grantee will recognize ordinary income (treated as compensation) at the time of the Disqualifying Disposition, generally in an amount equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price of the option. The balance of the gain realized, if any, will generally be capital gain. If the grantee sells the shares in a Disqualifying Disposition at a price below the fair market value of the shares at the time the option was exercised, the amount of ordinary income (treated as compensation) will be limited to the amount realized on the sale over the exercise price of the option. In general, if the Company and its subsidiaries comply with applicable income reporting requirements, the Company and its subsidiaries will be allowed a business expense deduction to the extent a grantee recognizes ordinary income.

b. Nonqualified Stock Option. In general, a grantee who receives a nonqualified stock option will recognize no income at the time of the grant of the option and, upon exercise of a nonqualified stock option, a grantee will recognize ordinary income (treated as compensation) in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. The basis in shares acquired upon exercise of a nonqualified stock option will equal the fair market value of such shares at the time of exercise, and the holding period of the shares (for capital gain purposes) will begin on the date of exercise. In general, if the Company and its subsidiaries comply with applicable income reporting requirements, they will be entitled to a business expense deduction in the same amount and at the same time as the grantee recognizes ordinary income. In the event of a sale of the shares received upon the exercise of a nonqualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months. Special rules may apply with respect to persons who may be subject to Section 16(b) of the Exchange Act.

c. Other Tax Information. Under certain circumstances, the accelerated vesting or exercise of options in connection with a change in control might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, a grantee may be subject to a 20% excise tax and the Company and its subsidiaries may be denied a tax deduction.

12. Million Dollar Deduction Limit

Pursuit to Section 162(m) of the Internal Revenue Code, the Company may not deduct compensation of more than one million ($1,000,000) dollars that is paid to an individual who, on the last day of the taxable year, is either the Company's chief executive officer or is among one of the three other most highly-compensated officers (other than the Chief Financial Officer) for that taxable year as reported in the Company's proxy statement. The limitation on deductions does not apply to certain types of compensation, including qualified performance-based compensation. Unless otherwise determined by the Committee, it is intended that awards in the form of stock options, performance-based restricted stock, performance share units, performance units, and SARs granted under the Plan constitute qualified performance-based compensation and, as such, will be exempt from the one million ($1,000,000) dollar limitation on deductible compensation.

13. New Plan Benefits

Because benefits under the 2009 Plan will depend on the Committee's actions and the fair market value of the Common Stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the 2009 Plan is approved by the stockholders. On March 1, 2009, the closing price of the Common Stock was $30.07

New Plan Benefits Table

2008 Awards Made Under the 2009 Long Term Equity Incentive Plan

The following table sets forth information concerning the RSUs that have been granted pursuant to the 2009 Plan subject to stockholder approval of the 2009 Plan. The Committee has not determined to make other Awards.

New Plan Benefits

Award	Awards Under 2009 Long Term Equity Incentive Plan
Senior Partners Plan	63,300 shares(1)
Partners Plan	201,200 shares(2)
Time-Vested RSUs	278,190 shares(3)

(1) Representing Senior Performance RSUs granted on February 13, 2009. 50 percent will vest on January 1, 2012 and 50 percent will vest on January 1, 2013, or if earlier, upon retirement after age 65, death or disability.

(2) Representing Performance RSUs granted on February 13, 2009. 50 percent will vest on January 1, 2012 and 50 percent will vest on January 1, 2013, or if earlier, upon retirement after age 65, death, or disability.

(3) Representing time-vested RSUs granted on February 13, 2009 and eligible to vest on February 13, 2012, or, if earlier, upon retirement after age 65, death or disability.

The Board of Directors of the Company recommends a vote "FOR" Proposal 2, approval of the 2009 Long Term Equity Incentive Plan. Proxies will be voted "FOR" such approval, unless otherwise specified in the proxy.

III. RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board of Directors have approved the engagement of PricewaterhouseCoopers LLP as the independent registered public accounting firm of TRH for 2009. The firm, and its predecessors, has served as TRC's independent accountants since 1977 and TRH's since 1986. Representatives of the firm are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of the independent registered public accounting firm requires approval by a majority of the shares of TRH Common Stock present and entitled to vote at the meeting. Abstentions will have the effect of a vote against the proposal and broker non-votes will reduce the number of votes required to achieve a majority vote. Neither TRH's Certificate of Incorporation, as amended, nor its Amended and Restated By-Laws, require that the stockholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. TRH's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Board and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of TRH and its stockholders.

Audit Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of TRH's annual financial statements for the fiscal years ended December 31, 2008 and 2007 and for the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q for those fiscal years were $1,590,176 and $1,202,870, respectively.

Audit-Related Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for audit-related professional services for the fiscal years ended December 31, 2008 and 2007 were $8,400 and $35,000, respectively. These services were performed in connection with reviewing the 2007 Proxy Statement and in connection with providing access to workpapers in 2008.

Tax Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional tax services for the fiscal years ended December 31, 2008 and 2007 were $94,000 and $70,700, respectively. These services were performed in connection with international tax compliance on behalf of the company and expatriate employees.

All Other Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for services rendered to TRH, other than the services described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees," for the fiscal years ended December 31, 2008 and 2007 were $1,869 and $0, respectively. This fee was for TRH's use of Annual Statement preparation software.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by the Company's independent accountants (the "Policy") prior to the engagement of the independent registered public accounting firm with respect to such services.

Under the Policy, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent accountants' independence. All audit services, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP for 2008 were pre-approved by the Audit Committee.

Your Board of Directors recommends a vote **"FOR"** the proposal to ratify the selection of PricewaterhouseCoopers LLP.

IV. STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

All suggestions from stockholders are given careful attention. Proposals intended to be presented at the 2010 Annual Meeting, and included in the Proxy Statement, should be sent to the TRH Corporate Secretary at 80 Pine Street, New York, New York 10005 and must be received by December 11, 2009. In addition, under TRH's Amended and Restated By-Laws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing and received by TRH generally not less than 90 days nor more than 120 days in advance of an annual meeting. To be in proper written form, a stockholder's notice must contain the specific information required by TRH's Amended and Restated By-Laws. A copy of TRH's Amended and Restated By-Laws which describes the advance notice procedures can be obtained from the TRH Corporate Secretary.

V. OTHER MATTERS

While management knows of no other issues, if any other matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy form to vote the proxy in accordance with their judgment on such matters.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by TRH under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the Securities and Exchange Commission) and the appendices to the Proxy Statement shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Important Notice Regarding Delivery of Stockholder Documents

In accordance with a notice sent to certain stockholders of TRH Common Stock who hold TRH Common Stock through a broker or otherwise through a nominee and who share a single address, only one copy of this Notice of Annual Meeting of Stockholders and Proxy Statement and TRH's 2008 Annual Report to Stockholders is being sent to that address unless TRH receives contrary instructions from any stockholder at that address. This practice, known as "householding", is designed to reduce printing and postage costs. However, if any stockholder residing at such address wishes to receive a separate copy of this Notice of Annual Meeting and Proxy Statement or TRH's Annual Report to Stockholders, he or she may contact Investor Relations at 80 Pine Street, New York, New York 10005, 212-770-2040 and TRH will deliver those documents to such stockholder promptly upon receiving the request. Any such stockholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a stockholder receives multiple copies of TRH's proxy materials and annual reports, he or she may request householding in the future by contacting TRH's Investor Relations.

Proxy Solicitation

TRH will bear the cost of this solicitation of proxies. Proxies may be solicited by mail, personal interview, telephone and facsimile transmission by directors, their associates and approximately five officers and regular employees of TRH and its subsidiaries without receiving additional compensation. TRH will reimburse brokers and others holding stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.

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TRANSATLANTIC HOLDINGS, INC.
DIRECTOR INDEPENDENCE STANDARDS
Amended March 19, 2009

Pursuant to the New York Stock Exchange ("NYSE") listing standards, a director having any of the following relationships shall be deemed to have a material relationship with TRH[1] and shall not be considered "independent":

- A director who is, or has been within the last three years, employed[2] by TRH or AIG[3] or has an immediate family member[4] who is, or has been within the last three years, employed as an executive officer[5] of TRH or AIG.

- A director who has received, or has an immediate family member who has received, during any twelve month period within the last three years, more than $120,000 in direct compensation from TRH or AIG, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service) and other than compensation received by an immediate family member as a non-executive employee of TRH or AIG.

- A director (A) who is, or has an immediate family member who is, a current partner of a firm that is TRH's internal or external auditor; (B) who is a current employee of such a firm; (C) who has an immediate family member who is a current employee of such a firm and personally works on TRH's audit; or (D) who was, or has an immediate family member who was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on TRH's audit within that time.

- A director who is, or has been within the last three years, employed, or has an immediate family member who is, or has been within the last three years, employed, as an executive officer of another company where any of TRH's present executive officers at the same time serves or served on that company's compensation committee.

- A director who is currently employed, or has an immediate family member currently employed as an executive officer, by a company that has made payments[6] to or received payments from TRH for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

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[1] "TRH" shall refer to Transatlantic Holdings, Inc. and its consolidated subsidiaries.

[2] Employment or compensation received by a director for former service as an interim chairman or CEO does not need to be considered as a factor by the board in determining independence under this test.

[3] "AIG" shall refer to American International Group, Inc. and its consolidated subsidiaries.

[4] "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than a domestic employee) who shares the director's home. When applying the relevant look-back provisions of the standards, persons who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

[5] "Executive officer" shall refer to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity. Officers of such entity's parent or subsidiaries shall be deemed officers of such entity if they perform such policymaking functions for such entity.

[6] Contributions to tax exempt organizations are not considered payments under this test.

The following relationships and transactions shall not be deemed material for purposes of the NYSE listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a company that has made payments to or received payments from TRH or AIG so long as the payments made or received during any of the last three fiscal years are not in excess of the greater of $1 million or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the other company's most recently available financial statements).

- A relationship arising solely from director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with TRH or AIG.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit or not-for-profit corporation or organization that engages in a transaction with TRH or AIG or receives contributions from TRH or AIG.

- A relationship arising solely from a director's affiliation with a charitable organization as an executive officer that receives contributions from TRH or AIG, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1 million or 2% of the charitable organization's consolidated gross revenues for the charitable organization's most recent fiscal year for which financial statements are publicly available.

- The ownership by a director of equity securities of TRH or AIG, so long as the relationship is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of TRH.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.

TRANSATLANTIC HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
(Adopted March 25, 2004)

I. Purpose of the Audit Committee

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Transatlantic Holdings, Inc. ("TRH") assists the Board in its oversight of (i) the integrity of TRH's financial statements, (ii) TRH's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of TRH's independent auditor and (iv) the performance of TRH's internal audit function.

II. Responsibilities

TRH's business is managed under the oversight of the Board and the various committees of the Board, including the Committee. The basic responsibility of the Committee is to exercise its business judgment in carrying out the responsibilities described in this Charter in a manner the Committee members reasonably believe to be in the best interest of TRH and its stockholders.

The planning and conduct of audits, the determination that TRH's financial statements are in all material respects complete, accurate, and prepared in accordance with generally accepted accounting principles ("GAAP"), and the certification of TRH's financial statements are the responsibilities of management and the independent auditor.

III. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and be independent under the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange, Inc. ("NYSE") and satisfy all other requirements for Committee membership of the NYSE and any other applicable law, rule or regulation. The Board shall appoint a chairperson of the Committee.

Each member of the Committee shall be financially literate. At least one member of the Committee shall have accounting or related financial management expertise. At least one member of the Committee shall be an "audit committee financial expert" as defined by SEC rules.

No Committee member shall simultaneously serve on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of that Committee member effectively to serve on the Committee.

Determinations of independence, audit committee financial expertise, financial literacy and accounting or related financial management expertise shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with applicable law and regulation and SEC and NYSE standards.

IV. Organization

The Committee will meet at least once every fiscal quarter or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The chairperson of the Committee shall, in consultation with other Committee members, set the agenda for and preside at meetings of the Committee. The Secretary of TRH or another designated individual shall record and keep minutes of all Committee meetings.

V. Relationship with Independent Auditor

A. The independent auditor for TRH is accountable to the Board and the Committee, as representatives of the stockholders. The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) and any other registered public accounting firm retained for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for TRH, and the independent auditor shall report directly to the Committee.

B. The Committee shall discuss with the independent auditor, at least on an annual basis, the matters required to be discussed by (1) Statement on Auditing Standards No. 61, as it may be amended, relating to the conduct of the audit and (2) Statement on Auditing Standards No. 100, as it may be amended ("SAS100"), relating to the conduct of a review of interim financial information.

C. The Committee shall review with the independent auditor the items as to which the independent auditor is required to report to the Committee pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules and regulations promulgated thereunder, as in effect from time to time. These include (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; (3) the ramifications of the use of such alternative disclosures and treatment, (4) the treatment preferred by the independent auditor and (5) other material written communications between the independent auditor and management.

D. The Committee shall review with the independent auditor (1) any management letter provided by the independent auditor and management's response to that letter, (2) a summary of the major audit reports issued by the internal auditor department and management's response thereto, (3) any accounting adjustments that were noted or proposed by the independent auditor but were "passed" (as immaterial or otherwise) and (4) any significant written communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement.

E. The Committee shall review with the independent auditor the responsibilities, budget, and staffing of TRH's internal audit function.

F. The Committee shall review with the independent auditor audit problems or difficulties encountered by the independent auditor in the course of its annual audit work and management's response, including any restrictions on the scope of the independent auditor's activities or access to required information, and any significant disagreements with management.

G. The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

H. As required by the NYSE, the Committee shall, at least annually, obtain and review a report by the independent auditor describing (1) the firm's internal quality-control procedures, (2) any material issues raised by (a) the most recent internal quality-control review (or peer review) of the firm or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and (3) all relationships between the independent auditor and TRH, including the matters set forth in the letter provided by the independent auditor pursuant to Independence Standards Board Standard No. 1, to enable the Committee to assess the independent auditor's independence.

I. The independent auditor shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditor: (1) the audit of TRH's annual financial statements and the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements; (2) assurance and related services not included in clause (1) that are reasonably related to the performance of the audit or review of TRH's financial statements, in the aggregate and by each service; (3) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (4) all other products and services rendered by the independent auditor, in the aggregate and by each service.

J. The Committee shall at least annually evaluate the qualifications, performance, and independence of the independent auditor, including the lead partner of the independent audit (in each case, in light of SEC and NYSE independence and other applicable standards then in effect). In this regard, the Committee will consider whether the independent auditor's quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.

The Committee shall assure the regular rotation of the lead audit partner as required by law and shall consider and discuss with management whether there should be a regular rotation of the independent auditor itself.

K. The Committee shall present its conclusions with respect to the independent auditor to the Board at least annually.

L. The Committee shall set clear policies for TRH's hiring of employees or former employees of the independent auditor.

VI. Financial Disclosure

A. The Committee shall meet with the independent auditor and TRH's internal auditors, prior to the commencement of the annual audit, to review the planning and scope of the audit.

B. The Committee shall generally discuss the type and presentation of information to be included in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. It is not expected that the Committee will pre-approve each such release or guidance. The Committee shall discuss TRH's quarterly earnings press releases with management and the independent auditor prior to public release.

C. The Committee shall discuss generally with management and the independent auditor the annual audited financial statements and the quarterly financial statements, including TRH's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Committee shall also review TRH's disclosure controls and procedures with management at least once annually or more frequently as it deems necessary. The Committee shall recommend to the Board whether the audited financial statements should be included in TRH's Annual Report on Form 10-K.

D. The Committee shall discuss with management, the internal auditors, and the independent auditor major issues regarding accounting principles and financial statement presentations, including (1) any significant change in TRH's selection or application of accounting principles, (2) any major issues relating to the adequacy of TRH's internal controls, (3) any audit steps adopted in light of material control deficiencies, (4) the effect of regulatory and accounting initiatives on TRH's financial statements, (5) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of TRH's financial statements and (6) any fraud, material or otherwise, that involved management or other employees who have a significant role in TRH's internal controls and that have come to the attention of management or the internal auditor.

VII. Communication with Management and Employees

A. The Committee shall review with TRH's General Counsel legal, compliance or regulatory matters that may have a material impact on TRH's business, financial statements or compliance policies and any material reports or inquiries received from regulators and government agencies.

B. The Committee will meet periodically in separate private sessions with management, the director of the internal auditing department, and the independent auditor to discuss any matters that the Committee believes appropriate. The Committee may request any officer or employee of TRH or its subsidiaries, TRH's outside counsel, or independent auditor to attend a meeting of the Committee or to meet with any members of, or experts and advisors to, the Committee.

C. The Committee shall establish procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters and for the confidential and anonymous submission by TRH employees of concerns regarding accounting or auditing matters.

VIII. Other Responsibilities

A. The Committee shall review the organization of the internal audit department, the adequacy of its resources, and the competence of its staff.

B. The Committee shall prepare any report or other disclosure required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in TRH's annual proxy statement.

C. The Committee shall discuss the guidelines and policies governing the process by which senior management of TRH and the relevant operations of TRH assess and manage TRH's exposure to risk, as well as TRH's major financial risk exposures, and the steps management has taken to monitor and control such exposures.

D. The Committee shall pre-approve all audit and permitted non-audit services from the independent auditor as required by SEC rules.

E. The Committee may delegate authority to individual Committee members, as the Committee deems appropriate and shall review the actions of such individuals as appropriate. The chairperson of the Committee is delegated the authority to discuss with the independent auditor the matters required to be discussed by SAS100.

F. The Committee shall report regularly to the Board. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of TRH's financial statements, TRH's compliance with legal or regulatory requirements, the performance and independence of TRH's independent auditor, and the performance of the internal audit function.

G. The Committee shall exercise such other powers and authority as the Board shall, from time to time, confer upon it.

IX. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

X. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communications with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. The Committee may retain independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and TRH shall be responsible for any costs or expenses so incurred.

TRANSATLANTIC HOLDINGS, INC.
2009 LONG TERM EQUITY INCENTIVE PLAN
(Effective May 21, 2009)

1. **Purpose.**

The purpose of the Plan is to strengthen Transatlantic Holdings, Inc., a Delaware corporation (the "Company"), by providing an incentive to its and its Subsidiaries' (as defined herein) employees, officers and consultants, thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise. It is intended that this purpose be achieved by extending to employees (including future employees who have received a formal written offer of employment), officers and consultants of the Company and its Subsidiaries an added incentive for high levels of performance and unusual efforts through the grant of Restricted Stock, Restricted Stock Units, Options, Stock Appreciation Rights, Performance Awards, and Share Awards (as each term is herein defined).

2. **Definitions.**

For purposes of the Plan:

2.1 "Agreement" means a written or electronic agreement between the Company and a Participant evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

2.2 "Award" means a grant of Restricted Stock, a Restricted Stock Unit, a Stock Appreciation Right, a Performance Award, a Share Award or any or all of them.

2.3 "Beneficiary" means an individual designated as a Beneficiary pursuant to Section 18.4.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Cause" means, (i) the Participant's conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (A) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or (B) on a felony charge or (C) on an equivalent charge to those in clauses (A) and (B) in jurisdictions which do not use those designations; (ii) the Participant's engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act); (iii) the Participant's failure in a material way to perform his or her duties to the Company; (iv) the Participant's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which the Company or Subsidiary is a member; (v) the Participant's violation of any Company policy or confidential or proprietary information, or material violation of any other Company policy as in effect from time to time, resulting in material injury to the business or reputation of the Company or a Subsidiary; (vi) the Participant's engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of the Company; or (vii) the Participant's engaging in any conduct detrimental to the Company. The determination as to whether "Cause" has occurred shall be made by the Committee in its sole discretion. The Committee shall also have the authority in its sole discretion to waive the consequences under the Plan or any Agreement of the existence or occurrence of any of the events, acts or omissions constituting "Cause."[1]

2.6 "Change in Capitalization" means any increase or reduction in the number of Shares, any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or any exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of

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[1] The definitions of Cause, Change in Control and Good Reason are from the 2003 Stock Incentive Plan.

warrants, rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.7 "Change in Control" means the occurrence of any of the following:

(a) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any Person immediately after which such Person has Beneficial Ownership of more than thirty percent (30%) of (i) the then-outstanding Shares or (ii) the combined voting power of the Company's then-outstanding Voting Securities; *provided, however,* that in determining whether a Change in Control has occurred pursuant to this paragraph (a), the acquisition of Shares or Voting Securities in a Non-Control Acquisition (as hereinafter defined) shall not constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a "Related Entity"), (ii) the Company or any Related Entity, (iii) any Person in connection with a Non-Control Transaction (as hereinafter defined) or (iv) by the Principal Stockholder;

(b) the individuals who, as of March 30, 2009 are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that if either the election of any new director or the nomination for election of any new director by the Corporation's stockholders was approved by a vote of at least a majority of the Incumbent Board prior to such election or nomination, such new director shall be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest;

(c) The consummation of a merger, consolidation or reorganization (x) with or into the Company or (y) in which securities of the Company are issued (a "Merger"), unless such Merger is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a Merger in which:

(i) the shareholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least a majority of the combined voting power of the outstanding voting securities of (1) the corporation resulting from such Merger (the "Surviving Corporation"), if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities by the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "Parent Corporation") or (2) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (1) the Surviving Corporation, if there is no Parent Corporation, or (2) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(iii) no Person other than (1) the Company or another corporation that is a party to the agreement of Merger, (2) any Related Entity, (3) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company or any Related Entity, or (4) any Person who, immediately prior to the Merger, had Beneficial Ownership of fifty percent (50%) or more of the then outstanding Shares or Voting Securities, has Beneficial Ownership, directly or indirectly, of fifty percent (50%) or more of the combined voting power of the outstanding voting securities or common stock of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation.

(d) A complete liquidation or dissolution of the Company or

(f) The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity or (y) the distribution to the Company's shareholders of the stock of a Related Entity or any other assets).

2.8 "Code" means the Internal Revenue Code of 1986, as amended.

2.9 "Committee" means the Committee which administers the Plan as provided in Section 3.

2.10 "Company" means Transatlantic Holdings, Inc., a Delaware corporation.

2.11 "Director" means a member of the Board.

2.12 "Division" means any of the operating units or divisions of the Company designated as a Division by the Committee.

2.13 "Effective Date" means the date of approval of the Plan by the Company's shareholders' pursuant to Section 18.5.

2.14 "Eligible Individual" means any of the following individuals: (a) any Director, officer or employee of the Company or a Subsidiary, (b) any individual to whom the Company or a Subsidiary has extended a formal, written offer of employment, and (c) any consultant or advisor of the Company or a Subsidiary.

2.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.16 "Fair Market Value" on any date means:

(a) if the Shares are listed for trading on the New York Stock Exchange, the closing price at the close of the primary trading session of the Shares on such date on the New York Stock Exchange, or if there has been no such closing price of the Shares on such date, on the next preceding date on which there was such a closing price;

(b) if the Shares are not listed for trading on the New York Stock Exchange, but are listed on another national securities exchange, the closing price at the close of the primary trading session of the Shares on such date on such exchange, or if there has been no such closing price of the Shares on such date, on the next preceding date on which there was such a closing price;

(c) if the Shares are not listed on the New York Stock Exchange or on another national securities exchange, the last sale price at the end of normal market hours of the Shares on such date as quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or, if no such price shall have been quoted for such date, on the next preceding date for which such price was so quoted; or

(d) if the Shares are not listed for trading on a national securities exchange or are not authorized for quotation on NASDAQ, the fair market value of the Shares as determined in good faith by the Committee, and in the case of Incentive Stock Options, in accordance with Section 422 of the Code.

2.17 "Good Reason" means

(a) a diminution in a Participant's duties or responsibilities such that they are (or the assignment to the Participant of any duties or responsibilities that are) inconsistent in any material and adverse respect with the Participant's then title or offices;

(b) a diminution in a Participant's titles or offices (including, if applicable, membership on the Board) that is material and adverse to the Participant;

(c) a material reduction by the Company in a Participant's rate of annual base salary or

(d) a material reduction by the Company of a Participant's annual target bonus opportunity.

2.18 "Incentive Stock Option" means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

2.19 "Nonemployee Director" means a Director who is a "nonemployee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act.

2.20 "Nonqualified Stock Option" means an Option which is not an Incentive Stock Option.

2.21 "Operating Unit" means a division, segment, subsidiary, group, product line or product line grouping for which an income statement reflecting sales and operating income is produced.

2.22 "Option" means a Nonqualified Stock Option and/or an Incentive Stock Option.

2.23 "Outside Director" means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

2.24 "Parent" means any corporation which is a "parent corporation" (within the meaning of Section 424(e) of the Code) with respect to the Company.

2.25 "Participant" means a person to whom an Award or Option has been granted under the Plan.

2.26 "Performance Awards" means Performance Share Units, Performance Units, Performance-Based Restricted Stock or any or all of them.

2.27 "Performance-Based Compensation" means any Option or Award that is intended to constitute "performance based compensation" within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

2.28 "Performance-Based Restricted Stock" means Shares issued or transferred to an Eligible Individual under Section 8.2.

2.29 "Performance Cycle" means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary or a Division will be measured.

2.30 "Performance Objectives" means the objectives set forth in Section 8.3 for the purpose of determining the degree of payout and/or vesting of Performance Awards.

2.31 "Performance Share Units" means Performance Share Units granted to an Eligible Individual under Section 8.1.

2.32 "Performance Units" means Performance Units granted to an Eligible Individual under Section 8.1.

2.33 "Plan" means this 2009 Transatlantic Holdings, Inc. Long Term Equity Incentive Plan, as amended from time to time.

2.34 "Principal Stockholder" means American International Group, Inc.

2.35 "Restricted Stock" means Shares issued or transferred to an Eligible Individual pursuant to Section 7.

2.36 "Restricted Stock Units" means rights granted to an Eligible Individual under Section 7 representing a number of hypothetical Shares.

2.37 "Share Award" means an Award of Shares granted pursuant to Section 9.

2.38 "Shares" means the common stock, par value $1.00 per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

2.39 "Stock Appreciation Right" means a right to receive all or some portion of the increase, if any, in the value of the Shares as provided in Section 6 hereof.

2.40 "Subsidiary" means (a) except as provided in subsection (b) below, any corporation which is a subsidiary corporation within the meaning of Section 424(f) of the Code with respect to the Company, and (b) in relation to the eligibility to receive Options or Awards other than Incentive Stock Options and continued employment for purposes of Options and Awards (unless the Committee determines otherwise), any entity, whether or not incorporated, in which the Company directly or indirectly owns at least 50% or more of the outstanding equity or other ownership interests.

2.41 "Ten-Percent Shareholder" means an Eligible Individual who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, a Parent or a Subsidiary.

2.42 "Termination Date" means the date that is ten (10) years after the Effective Date, unless the Plan is earlier terminated by the Board pursuant to Section 14 hereof.

3. **Administration.**

3.1 <u>Committees Procedure</u>. The Plan shall be administered by a Committee which, until the Board appoints a different Committee, shall be the Compensation Committee of the Board. The Committee may adopt such rules, regulations and guidelines as it deems are necessary or appropriate for the administration of the Plan. The Committee shall consist of at least two (2) Directors and may consist of the entire Board; *provided*, *however*, that (a) if the Committee consists of less than the entire Board, then, with respect to any Option or Award granted to an Eligible Individual who is subject to Section 16 of the Exchange Act, the Committee shall consist of at least two Directors, each of whom shall be a Non-Employee Director, and (b) to the extent necessary for any Option or Award intended to qualify as Performance-Based Compensation to so qualify, the Committee shall consist of at least two Directors, each of whom shall be an Outside Director. For purposes of the preceding sentence, if one or more members of the Committee is not a Nonemployee Director and an Outside Director but recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting.

3.2 <u>Board Reservation and Delegation</u>. Except to the extent necessary for any Award or Option intended to qualify as Performance-Based Compensation to so qualify, the Board may, in its discretion, reserve to itself or exercise any or all of the authority and responsibility of the Committee hereunder and may consist of one or more Directors who may, but need not be officers or employees of the Company. To the extent the Board has reserved to itself, or exercised the authority and responsibility of the Committee, all references to the Committee in the Plan shall be to the Board.

3.3 <u>Committee Powers</u>. Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) select those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and prescribe the terms and conditions (which need not be identical) of each such Option, including the exercise price per Share, the vesting schedule and the duration of each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

(b) select those Eligible Individuals to whom Awards shall be granted under the Plan and determine the number of Shares or amount of cash in respect of which each Award is granted, the terms and conditions (which need not be identical) of each such Award, and make any amendment or modification to any Agreement consistent with the terms of the Plan;

(c) construe and interpret the Plan and the Options and Awards granted hereunder and establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan comply with Rule 16b-3 under the Exchange Act, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective;

(d) determine the duration and purposes for leaves of absence which may be granted to a Participant on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(e) cancel, with the consent of the Participant, outstanding Awards and Options;

(f) exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(g) generally, exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

All decisions and determinations by the Committee in the exercise of the above powers shall be final, binding and conclusive upon the Company, its Subsidiaries, the Participants and all other persons having any interest therein.

3.4 Notwithstanding anything herein to the contrary, with respect to Participants working outside the United States, the Committee may determine the terms and conditions of Options and Awards and make such adjustments to the terms thereof as are necessary or advisable to fulfill the purposes of the Plan taking into account matters of local law or practice, including tax and securities laws of jurisdictions outside the United States.

3.5 Indemnification. No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to the Plan or any transaction hereunder. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering the Plan or in authorizing or denying authorization to any transaction hereunder.

3.6 No Repricing of Options or Stock Appreciation Rights. The Committee shall have no authority to make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the Plan) or amendment, and no such adjustment or amendment shall be made, that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means, unless the Company's shareholders shall have approved such adjustment or amendment.

4. **Stock Subject to the Plan; Grant Limitations.**

4.1 Aggregate Number of Shares Authorized for Issuance. Subject to any adjustment as provided in the Plan, the Shares to be issued under the Plan may be, in whole or in part, authorized but unissued Shares or issued Shares which shall have been reacquired by the Company and held by it as treasury shares. The aggregate number of Shares that may be made the subject of Awards or Options granted under the Plan shall not exceed 2,600,000, no more than 1,000,000 of which may be granted as Incentive Stock Options.

4.2 Individual Limit. The aggregate number of Shares that may be the subject of Options, Stock Appreciation Rights, Performance-Based Restricted Stock and Performance Share Units granted to an Eligible Individual in any three calendar year period may not exceed 1,000,000. The maximum dollar amount of cash or the Fair Market Value of Shares that any individual may receive in any calendar year in respect of Performance Units may not exceed $5,000,000.

4.3 Calculating Shares Available.

(a) Upon the granting of an Award or an Option, the number of Shares available under this Section 4 for the granting of further Awards and Options shall be reduced as follows:

(i) In connection with the granting of an Option, Stock Appreciation Right (other than a Stock Appreciation Right Related to an Option), Restricted Stock Unit, Share Award or Award of Restricted Stock, Performance-Based Restricted Stock or Performance Share Units, the number of Shares available under this Section 4 for the granting of further Options and Awards shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated.

(ii) In connection with the granting of a Performance Unit, the number of Shares available under this Section 4 for the granting of further Options and Awards initially shall be reduced by the Share Equivalent number of Performance Units granted, with a corresponding adjustment if the Performance Unit is ultimately settled in whole or in part with a different number of Shares. For purposes of this Section 4, the "Share Equivalent" number of Performance Units shall be equal to the quotient of (i) the aggregate dollar amount in which the Performance Units are denominated, divided by (ii) the Fair Market Value of a Share on the date of grant.

(b) Notwithstanding Section 4.3(a), in the event that an Award is granted that, pursuant to the terms of the Agreement, cannot be settled in Shares, the aggregate number of Shares that may be made the subject of Awards or Options granted under the Plan shall not be reduced. Whenever any outstanding Option or Award or portion thereof expires, is canceled, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the number of Shares available under this Section 4 shall be increased by the number of Shares previously allocable under Section 4.3(a) to the expired, canceled, settled or otherwise terminated portion of the Option or Award.

(c) Notwithstanding anything in this Section 4.3 to the contrary, (i) Shares tendered as full or partial payment of the Option Price shall not increase the number of Shares available under this Section 4, (ii) Shares tendered as settlement of tax withholding obligations shall not increase the number of Shares available under this Section 4, and (iii) Shares repurchased by the Company using proceeds from the exercise of Options shall not be available for issuance under the Plan.

(d) Where two or more Awards are granted with respect to the same Shares, such Shares shall be taken into account only once for purposes of this Section 4.3.

5. **Stock Options.**

5.1 Authority of Committee. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions of the grant to any such Eligible Individual shall be set forth in an Agreement. Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or any Subsidiary on the date the Incentive Stock Option is granted.

5.2 Exercise Price. The purchase price or the manner in which the exercise price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; *provided, however*, that the exercise price per Share under each Option shall not be less than the greater of (i) the par value of a Share and (ii) 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder).

5.3 Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine; *provided* that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder) and a Nonqualified Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted; *provided, further, however*, that unless the Committee provides otherwise, an Option (other than an Incentive Stock Option) may, upon the death of the Participant prior to the expiration of the Option, be exercised until the later of (i) the ten (10) year anniversary of the date the Option is granted and (ii) the one (1) year anniversary of the Participant's death. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

5.4 Vesting. The Committee shall determine the time or times at which an Option shall become vested and exercisable. The portion of the Option that has become vested and exercisable shall, to the extent not exercised, shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

5.5 Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined as of the date of the grant) of Shares with respect to which Incentive Stock Options granted under the Plan and "incentive stock options" (within the meaning of Section 422 of the Code) granted under all other plans of the Company or its Subsidiaries (in either case determined without regard to this Section 5.5) are exercisable by a Participant for the first time during any calendar year exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. In applying the limitation in the preceding sentence in the case of multiple Option grants, unless otherwise required by applicable law, Options which were intended to be Incentive Stock Options shall be treated as Nonqualified Stock Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Stock Options.

5.6 Transferability. Except as otherwise provided in this Section 5.6, no Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution, and an Option shall be exercisable during the lifetime of such Participant only by the Participant or his or her guardian or legal representative. The Committee may set forth in the Agreement evidencing an Option (other than an Incentive Stock Option) at the time of grant or thereafter, that the Option, or a portion thereof, may be transferred to any third party, including but not limited to, members of the Participant's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners. In addition, for purposes of the Plan, unless otherwise determined by the Committee at the time of grant or thereafter, a transferee of an Option pursuant to this Section 5.6 shall be deemed to be the Participant; *provided* that the rights of any such transferee thereafter shall be nontransferable except that such transferee, where applicable under the terms of the transfer by the Participant, shall have the right previously held by the Participant to designate a Beneficiary. For this purpose, immediate family means the Participant's spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Participant. Notwithstanding Section 18.2, or the terms of any Agreement, the Company or any Subsidiary shall not withhold any amount attributable to the Participant's tax liability from any payment of cash or Shares to a transferee or transferee's Beneficiary under this Section 5.6, but may require the payment of an amount equal to the Company's or any Subsidiary's withholding tax obligation as a condition to exercise or as a condition to the release of cash or Shares upon exercise or upon transfer of the option.

5.7 Method of Exercise. The exercise of an Option shall be made only by giving written notice delivered in person or by mail to the person designated by the Company, specifying the number of Shares to be exercised and, to the extent applicable, accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The exercise price for any Shares purchased pursuant to the exercise of an Option shall be paid in any or any combination of the following forms: (a) cash or its equivalent (e.g., a check) or (b) if permitted by the Committee, the transfer, either actually or by attestation, to the Company of Shares that have been held by the Participant for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee or (c) in the form of other property as determined by the Committee. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures that are, from time to time, deemed acceptable by the Committee. Any Shares transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the last business day preceding the date of exercise of such Option. If requested by the Committee, the Participant shall deliver the Agreement evidencing the Option to the Company, which shall endorse thereon a notation of such exercise and return such Agreement to the Participant. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

5.8 Rights of Participants. No Participant shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (a) the Option shall have been exercised pursuant to the terms thereof, (b) the Company shall have issued and delivered Shares (whether or not certificated) to the Participant, a securities broker acting on behalf of the Participant or such other nominee of the Participant, and (c) the Participant's name, or the name of his or her broker or other nominee, shall have been entered as a shareholder of record on the books of the Company. Thereupon, the Participant shall have full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

5.9 Effect of Change in Control. The effect of a Change in Control on an Option may be set forth in the applicable Agreement.

6. **Stock Appreciation Rights.**

6.1 Grant. The Committee may in its discretion, either alone or in connection with the grant of an Option, grant Stock Appreciation Rights to Eligible Individuals in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. A Stock Appreciation Right may be granted (a) at any time if unrelated to an Option or (b) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option.

6.2 Stock Appreciation Right Related to an Option. If granted in connection with an Option, a Stock Appreciation Right shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 6, be subject to the same terms and conditions as the related Option.

(a) Exercise; Transferability. A Stock Appreciation Right granted in connection with an Option (i) shall be exercisable at such time or times and only to the extent that the related Option is exercisable, (ii) shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the exercise price specified in the Agreement evidencing the related Incentive Stock Option and (iii) shall not be transferable except to the extent the related Option is transferable.

(b) Amount Payable. Upon the exercise of a Stock Appreciation Right related to an Option, the Participant shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a Share on the last business day preceding the date of exercise of such Stock Appreciation Right over the per Share exercise price under the related Option, by (ii) the number of Shares as to which such Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit in the Agreement evidencing the Stock Appreciation Right at the time it is granted.

(c) Treatment of Related Options and Stock Appreciation Rights Upon Exercise. Upon the exercise of a Stock Appreciation Right granted in connection with an Option, the Option shall be canceled to the extent of the number of Shares as to which the Stock Appreciation Right is exercised, and upon the exercise of an Option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be canceled to the extent of the number of Shares as to which the Option is exercised or surrendered.

6.3 Stock Appreciation Right Unrelated to an Option. A Stock Appreciation Right unrelated to an Option shall cover such number of Shares as the Committee shall determine.

(a) Terms; Duration. Stock Appreciation Rights unrelated to Options shall contain such terms and conditions as to exercisability, vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years; *provided* that unless the Committee provides otherwise a Stock Appreciation Right may, upon the death of the Participant prior to the expiration of the Award, be exercised until the later of (i) the ten (10) year anniversary of the date the Option is granted and (ii) the one (1) year anniversary of the Participant's death.

(b) Amount Payable. Upon exercise of a Stock Appreciation Right unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a Share on the last business day preceding the date of exercise of such Stock Appreciation Right over the Fair Market Value of a Share on the date the Stock Appreciation Right was granted, by (ii) the number of Shares as to which the Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit in the Agreement evidencing the Stock Appreciation Right at the time it is granted.

(c) Transferability. (i) Except as otherwise provided in this Section 6.3(c), no Stock Appreciation Right unrelated to an Option shall be transferable by the Participant otherwise than by will or the laws of descent and distribution, and a Stock Appreciation Right shall be exercisable during the lifetime of such Participant only by the Participant or his or her guardian or legal representative. The Committee may set forth in the Agreement evidencing a Stock Appreciation Right at the time of grant or thereafter, that the Award, or a portion thereof, may be transferred to any third party, including but not limited to, members of the Participant's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners. In addition, for purposes of the Plan, unless otherwise determined by the Committee at the time of grant or thereafter, a transferee of a Stock Appreciation Right pursuant to this Section 6.3(c) shall be deemed to be the Participant; *provided* that the rights of any such transferee thereafter shall be nontransferable except that such transferee, where applicable under the terms of the transfer by the Participant, shall have the right previously held by the Participant to designate a Beneficiary. For this purpose, immediate family means the Participant's spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of a Stock Appreciation Right shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Participant. Notwithstanding Section 18.2, or the terms of any Agreement, the Company or any Subsidiary shall not withhold any amount attributable to the Participant's tax liability from any payment of cash or Shares to a transferee or transferee's Beneficiary under this Section 6.3(c), but may require the payment of an amount equal to the Company's or any Subsidiary's withholding tax obligation as a condition to exercise or as a condition to the release of cash or Shares upon exercise or upon transfer of the Stock Appreciation Right.

6.4 Method of Exercise. Stock Appreciation Rights shall be exercised by a Participant only by giving written notice delivered in person or by mail to the person designated by the Company, specifying the number of Shares with respect to which the Stock Appreciation Right is being exercised. If requested by the Committee, the Participant shall deliver the Agreement evidencing the Stock Appreciation Right being exercised and the Agreement evidencing any related Option to the Company, which shall endorse thereon a notation of such exercise and return such Agreement to the Participant.

6.5 Form of Payment. Payment of the amount determined under Section 6.2(b) or 6.3(b) may be made in the discretion of the Committee solely in whole Shares in a number determined at their Fair Market Value on the last business day preceding the date of exercise of the Stock Appreciation Right, or solely in cash, or in a combination of cash and Shares. If the Committee decides to make full payment in Shares and the amount payable results in a fractional Share, payment for the fractional Share will be made in cash.

6.6 Effect of Change in Control. The effect of a Change in Control on a Stock Appreciation Right may be set forth in the applicable Agreement.

7. **Restricted Stock; Restricted Stock Units.**

7.1 Restricted Stock. The Committee may grant to Eligible Individuals Awards of Restricted Stock, which shall be evidenced by an Agreement. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine and (without limiting the generality of the foregoing) such Agreements may require that an appropriate legend be placed on Share certificates. Awards of Restricted Stock shall be subject to the terms and provisions set forth below in this Section 7.1 and Section 8.2.

(a) Rights of Participant. Shares of Restricted Stock granted pursuant to an Award hereunder shall be issued in the name of the Participant as soon as reasonably practicable after the Award is granted provided that the Participant has executed an Agreement evidencing the Award, the appropriate bank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Shares. At the discretion of the Committee, Shares issued in connection with an Award of Restricted Stock shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Participant shall have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

(b) Non-transferability. Until all restrictions upon the Shares of Restricted Stock awarded to a Participant shall have lapsed in the manner set forth in Section 7.1(c), such Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

(c) Lapse of Restrictions.

(i) Generally. Subject to the provisions of Section 8.2, restrictions upon Shares of Restricted Stock awarded hereunder shall lapse at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award shall set forth any such restrictions.

(ii) Effect of Change in Control. The effect of a Change in Control on an Awards of Shares of Restricted Stock may be set forth in the applicable Agreement.

(d) Treatment of Dividends. At the time an Award of Restricted Stock is granted, the Committee may, in its discretion, determine that the payment to the Participant of dividends, or a specified portion thereof, declared or paid on such Shares by the Company shall be (i) deferred until the lapsing of the restrictions imposed upon such Shares and (ii) held by the Company for the account of the Participant until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in Shares (which shall be held as additional Shares of Restricted Stock) or held in cash. If deferred dividends are to be held in cash, there may be credited interest on the amount of the account at such times and at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Shares of Restricted Stock (whether held in cash or as additional Shares of Restricted Stock), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Shares of Restricted Stock shall be forfeited upon the forfeiture of such Shares.

(e) Delivery of Shares. Upon the lapse of the restrictions on Shares of Restricted Stock, the Committee shall cause a stock certificate or evidence of book entry Shares to be delivered to the Participant with respect to such Shares of Restricted Stock, free of all restrictions hereunder.

7.2 Restricted Stock Unit Awards. The Committee may grant to Eligible Individuals Awards of Restricted Stock Units, which shall be evidenced by an Agreement. Each such Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine. Awards of Restricted Stock Units shall be subject to the terms and provisions set forth below in this Section 7.2.

(a) Payment of Awards. Each Restricted Stock Unit shall represent the right of the Participant to receive a payment upon vesting of the Restricted Stock Unit or on any later date specified by the Committee equal to the Fair Market Value of a Share as of the date the Restricted Stock Unit was granted, the vesting date or such other date as determined by the Committee at the time the Restricted Stock Unit was granted. The Committee may, at the time a Restricted Stock Unit is granted, provide a limitation on the amount payable in respect of each Restricted Stock Unit. The Committee may provide for the settlement of Restricted Stock Units in cash or with Shares having a Fair Market Value equal to the payment to which the Participant has become entitled.

(b) Effect of Change in Control. The effect of a Change in Control on an Award of Restricted Stock Units shall be set forth in the applicable Agreement.

8. **Performance Awards.**

8.1 Performance Units and Performance Share Units. The Committee, in its discretion, may grant Awards of Performance Units and/or Performance Share Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement.

(a) Performance Units. Performance Units shall be denominated in a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment as provided in Sections 8.1(c) and (d) of the specified dollar amount or a percentage of the specified dollar amount depending on the level of Performance Objective attained; *provided, however*, that the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(b) Performance Share Units. Performance Share Units shall be denominated in Shares and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, each Performance Share Unit represents the right to receive payment as provided in Sections 8.1(c) and (d) of the Fair Market Value of a Share on the date the Performance Share Unit was granted, the date the Performance Share Unit became vested or any other date specified by the Committee or a percentage of such amount depending on the level of Performance Objective attained; *provided, however*, that the Committee may at the time a Performance Share Unit is granted specify a maximum amount payable in respect of a vested Performance Share Unit. Each Agreement shall specify the number of Performance Share Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(c) Vesting and Forfeiture. Subject to Sections 8.3(c) and 8.4, a Participant shall become vested with respect to the Performance Share Units and Performance Units to the extent that the Performance Objectives for the Performance Cycle and other terms and conditions set forth in the Agreement are satisfied; *provided, however,* that, except as may be provided pursuant to Section 8.4, no Performance Cycle for Performance Share Units and Performance Units shall be less than one (1) year.

(d) Payment of Awards. Subject to Sections 8.3(c) and 8.4, payment to Participants in respect of vested Performance Share Units and Performance Units shall be made as soon as practicable after the last day of the Performance Cycle to which such Award relates or at such other time or times as the Committee may determine, but in no event later than 2½ months after the end of the calendar year in which the Performance Cycle is completed. Subject to Section 8.4, such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment; *provided, however*, that if the Committee in its discretion determines to make such payment entirely or partially in Shares of Restricted Stock, the Committee must determine the extent to which such payment will be in Shares of Restricted Stock and the terms of such Restricted Stock at the time the Award is granted.

8.2 Performance-Based Restricted Stock. The Committee, in its discretion, may grant Awards of Performance-Based Restricted Stock to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance-Based Restricted Stock shall be subject to the following terms and provisions:

(a) Rights of Participant. Performance-Based Restricted Stock shall be issued in the name of the Participant as soon as reasonably practicable after the Award is granted or at such other time or times as the Committee may determine; *provided, however*, that no Performance-Based Restricted Stock shall be issued until the Participant has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the

Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance-Based Restricted Stock. At the discretion of the Committee, Shares issued in connection with an Award of Performance-Based Restricted Stock shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Participant shall have, in the discretion of the Committee, all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares. Each Agreement shall specify the number of Shares of Performance-Based Restricted Stock to which it relates, the Performance Objectives which must be satisfied in order for the Performance-Based Restricted Stock to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(b) <u>Lapse of Restrictions</u>. Subject to Sections 8.3(c) and 8.4, restrictions upon Performance-Based Restricted Stock awarded hereunder shall lapse and such Performance-Based Restricted Stock shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Objectives as the Committee may, in its discretion, determine at the time an Award is granted; *provided, however,* that, except as may be provided pursuant to Section 8.4, no Performance Cycle for Performance-Based Restricted Stock shall be less than one (1) year.

(c) <u>Treatment of Dividends</u>. At the time the Award of Performance-Based Restricted Stock is granted, the Committee may, in its discretion, determine that the payment to the Participant of dividends, or a specified portion thereof, declared or paid on Shares represented by such Award which have been issued by the Company to the Participant shall be (i) deferred until the lapsing of the restrictions imposed upon such Performance-Based Restricted Stock and (ii) held by the Company for the account of the Participant until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in Shares (which shall be held as additional Shares of Performance-Based Restricted Stock) or held in cash. If deferred dividends are to be held in cash, there may be credited interest on the amount of the account at such times and at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Shares of Performance-Based Restricted Stock (whether held in cash or in additional Shares of Performance-Based Restricted Stock), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Performance-Based Restricted Stock in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Performance-Based Restricted Stock shall be forfeited upon the forfeiture of such Performance-Based Restricted Stock.

(d) <u>Delivery of Shares</u>. Upon the lapse of the restrictions on Shares of Performance-Based Restricted Stock awarded hereunder, the Committee shall cause a stock certificate or evidence of book entry Shares to be delivered to the Participant with respect to such Shares, free of all restrictions hereunder.

8.3 <u>Performance Objectives</u>

(a) <u>Establishment</u>. Subject to Section 8.3(c), the vesting, payment, settlement or lapsing of any restriction with respect to a Performance Award shall be subject to the satisfaction of the Performance Objectives established by the Committee at the time the Performance Award is granted. Performance Objectives, for any Performance Cycle shall mean one or more financial performance objectives of the Company and/or Operating Unit(s) established by the Committee, which may include threshold Performance Objectives, target Performance Objectives and maximum Performance Objectives. Performance Objectives may be expressed in terms of (i) earnings per share, (ii) earnings (which may be expressed as earnings before specified items and adjustments such as interest and taxes), (iii) return on assets, (iv) return on invested capital, (v) revenue, (vi) after tax operating income, (vii) operating income, (viii) adjusted operating income, (ix) cash flow, (x) total shareholder return, (xi) adjusted combined loss and expense ratio, (xii) book value or adjusted book value, (xiii) stock price, (xiv) return on equity, (xv) expense reduction or containment or (xvi) any combination of (i) through (xv). Performance Objectives may be expressed as a combination of Company and/or Operating Unit(s) Performance Objectives and may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee no later than the earlier of (i) the date on which a quarter of the Performance Cycle has elapsed and (ii) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event the Committee may establish Performance Objectives only at a time when the outcome of the performance relating to the Performance Objectives remains substantially uncertain.

(b) Effect of Certain Events. The Committee may, at the time the Performance Objectives in respect of a Performance Award are established, provide for the manner in which performance will be measured against the Performance Objectives to reflect the effects of extraordinary items, gain or loss on the disposal of a business segment (other than provisions for operating losses or income during the phase-out period), unusual or infrequently occurring events and transactions that have been publicly disclosed, changes in accounting principles, the impact of specified corporate transactions (such as a stock split or stock dividend), special charges and tax law changes, all as determined in accordance with generally accepted accounting principles (to the extent applicable); *provided*, that in respect of Performance Awards intended to constitute Performance-Based Compensation, such provisions shall be permitted only to the extent permitted under Section 162(m) of the Code and the regulations promulgated thereunder without adversely affecting the treatment of any Performance Award as Performance-Based Compensation.

(c) Determination of Performance. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as Performance-Based Compensation. In respect of a Performance Award, the Committee may, in its sole discretion, reduce the amount of cash paid or number of Shares issued that become vested or on which restrictions lapse. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to any Performance Award intended to constitute Performance Based Compensation if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Awards to fail to qualify as Performance-Based Compensation.

8.4 Effect of Change in Control. The effect of a Change in Control on a Performance Award may be set forth in the applicable Agreement.

8.5 Non-transferability. Until the vesting of Performance Units and Performance Share Units or the lapsing of any restrictions on Performance-Based Restricted Stock, as the case may be, such Performance Units, Performance Share Units or Performance-Based Restricted Stock shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

9. **Share Awards.**

The Committee may grant a Share Award to any Eligible Individual on such terms and conditions as the Committee may determine in its sole discretion. Share Awards may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.

10. **Effect of a Termination of Employment.**

The Agreement evidencing the grant of each Option and each Award shall set forth the terms and conditions applicable to such Option or Award upon a termination or change in the status of the employment of the Participant by the Company, a Subsidiary or a Division (including a termination or change by reason of the sale of a Subsidiary or a Division).

11. **Adjustment Upon Changes in Capitalization.**

11.1 In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to (a) the maximum number and class of Shares or other stock or securities with respect to which Options or Awards may be granted under the Plan, (b) the maximum number and class of Shares or other stock or securities that may be issued upon exercise of Incentive Stock Options, (c) the maximum number and class of Shares or other stock or securities with respect to which Options or Awards may be granted to any Eligible Individual in any three calendar year period, (d) the number and class of Shares or other stock or securities, cash or other property which are subject to outstanding Options or Awards granted under the Plan and the exercise price therefore, if applicable and (e) the Performance Objectives.

11.2 Any such adjustment in the Shares or other stock or securities (a) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code or (b) subject to outstanding Options or Awards that are intended to qualify as Performance-Based Compensation shall be made in such a manner as not to adversely affect the treatment of the Options or Awards as Performance-Based Compensation.

11.3 If, by reason of a Change in Capitalization, a Participant shall be entitled to, or shall be entitled to exercise an Option with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award or Option, as the case may be, prior to such Change in Capitalization.

12. **Effect of Certain Transactions.**

Subject to the terms of an Agreement, following (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a "Transaction"), either (i) each outstanding Option or Award shall be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each Optionee and Grantee shall be entitled to receive in respect of each Share subject to any outstanding Options or Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; *provided, however*, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options and Awards prior to such Transaction. Without limiting the generality of the foregoing, the treatment of outstanding Options and Stock Appreciation Rights pursuant to clause (i) of this Section 13 in connection with a Transaction may include the cancellation of outstanding Options and Stock Appreciation Rights upon consummation of the Transaction provided either (x) the holders of affected Options and Stock Appreciation Rights have been given a period of at least fifteen (15) days prior to the date of the consummation of the Transaction to exercise the Options or Stock Appreciation Rights (whether or not they were otherwise exercisable) or (y) the holders of the affected Options and Stock Appreciation Rights are paid (in cash or cash equivalents) in respect of each Share covered by the Option or Stock Appreciation Right being cancelled an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the transaction (the value of any non-cash consideration to be determined by the Committee in its sole discretion) over the exercise price of the Option or Stock Appreciation Right. For avoidance of doubt, (1) the cancellation of Options and Stock Appreciation Rights pursuant to clause (y) of the preceding sentence may be effected notwithstanding anything to the contrary contained in this Plan or any Agreement and (2) if the amount determined pursuant to clause (y) of the preceding sentence is zero or less, the affected Option or Stock Appreciation Right may be cancelled without any payment therefor. The treatment of any Option or Award as provided in this Section 12 shall be conclusively presumed to be appropriate for purposes of Section 11.

13. **Interpretation.**

13.1 <u>Section 16 Compliance</u>. The Plan is intended to comply with Rule 16b-3 promulgated under the Exchange Act and the Committee shall interpret and administer the provisions of the Plan or any Agreement in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

13.2 <u>Section 162(m)</u>. Unless otherwise determined by the Committee at the time of grant, each Option, Stock Appreciation Right and Performance Award is intended to be Performance Based Compensation. Unless otherwise determined by the Committee, if any provision of the Plan or any Agreement relating to an Option or Award that is intended to be Performance-Based Compensation does not comply or is inconsistent with Section 162(m) of the Code or the regulations promulgated thereunder (including IRS Regulation § 1.162-27), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee discretion to increase the amount of compensation otherwise payable in connection with any such Option or Award upon the attainment of the Performance Objectives.

13.3 <u>Compliance With Section 409A</u>. All Options and Awards granted under the Plan are intended either not to be subject to Section 409A of the Code or, if subject to Section 409A of the Code, to be administered, operated and construed in compliance with Section 409A of the Code and any guidance issued thereunder. Notwithstanding this or any other provision of the Plan to the contrary, the Committee may amend the Plan or any Option or Award granted hereunder in any manner, or take any other action that it determines, in its sole discretion, is necessary, appropriate or advisable (including replacing any Option or Award) to cause the Plan or any Option or Award granted hereunder to comply with Section 409A and any guidance issued thereunder or to not be subject to Section 409A. Any such action, once taken, shall be deemed to be effective from the earliest date necessary to avoid a violation of Section 409A and shall be final, binding and conclusive on all Eligible Individuals and other individuals having or claiming any right or interest under the Plan.

14. **Termination and Amendment of the Plan or Modification of Options and Awards.**

14.1 <u>Plan Amendment or Termination</u>. The Board may at any time terminate the Plan and the Board may at any time and from time to time amend, modify or suspend the Plan; *provided, however*, that:

(a) no such amendment, modification, suspension or termination shall impair or adversely alter any Options or Awards theretofore granted under the Plan, except with the consent of the Participant, nor shall any amendment, modification, suspension or termination deprive any Participant of any Shares which he or she may have acquired through or as a result of the Plan; and

(b) to the extent necessary under any applicable law, regulation or exchange requirement, no other amendment shall be effective unless approved by the shareholders of the Company in accordance with applicable law, regulation or exchange requirement.

14.2 <u>Modification of Options and Awards</u>. No modification of an Option or Award shall adversely alter or impair any rights or obligations under the Option or Award without the consent of the Participant.

15. **Non-Exclusivity of the Plan.**

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases**.**

16. **Limitation of Liability.**

As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(a) give any person any right to be granted an Option or Award other than at the sole discretion of the Committee;

(b) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

(c) limit in any way the right of the Company or any Subsidiary to terminate the employment of any person at any time; or

(d) be evidence of any agreement or understanding, express or implied, that the Company will employ any person at any particular rate of compensation or for any particular period of time.

17. **Regulations and Other Approvals; Governing Law.**

17.1 Except as to matters of federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles thereof.

17.2 The obligation of the Company to sell or deliver Shares with respect to Options and Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

17.3 The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority, or to obtain for Eligible Individuals granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

17.4 Each grant of an Option and Award and the issuance of Shares or other settlement of the Option or Award is subject to the compliance with all applicable federal, state or foreign law. Further, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any federal, state or foreign law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Award or the issuance of Shares, no Options or Awards shall be or shall be deemed to be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions that are not acceptable to the Committee. Any person exercising an Option or receiving Shares in connection with any other Award shall make such representations and agreements and furnish such information as the Board or Committee may request to assure compliance with the foregoing or any other applicable legal requirements.

17.5 Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations promulgated thereunder. The Committee may require any individual receiving Shares pursuant to an Option or Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under the Securities Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such Shares shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

18. **Miscellaneous.**

18.1 Multiple Agreements. The terms of each Option or Award may differ from other Options or Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option or Award to a given Eligible Individual during the term of the Plan, either in addition to, or subject to Section 3.6, in substitution for, one or more Options or Awards previously granted to that Eligible Individual.

18.2 Withholding of Taxes.

(a) The Company or any Subsidiary may withhold from any payment of cash or Shares to a Participant or other person under the Plan an amount sufficient to cover any withholding taxes which may become required with respect to such payment or shall take any other action as it deems necessary to satisfy any income or other tax withholding requirements as a result of the grant or exercise of any Award under the Plan. The Company or any Subsidiary shall have the right to require the payment of any such taxes and require that any person furnish information deemed necessary by the Company or any Subsidiary to meet any tax reporting obligation as a condition to exercise or before making any payment pursuant to an Award or Option. If specified in an Agreement at the time of grant or otherwise approved by the Committee, a Participant may, in satisfaction of his or her obligation to pay withholding taxes in connection with the exercise, vesting or other settlement of an Option or Award, elect to (i) make a cash payment to the Company, (ii) have withheld a portion of the Shares then issuable to him or her, or (iii) surrender Shares owned by the Participant prior to the exercise, vesting or other settlement of an Option or Award, in each case having an aggregate Fair Market Value equal to the withholding taxes.

(b) If a Participant makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Participant pursuant to the exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Participant pursuant to such exercise, the Participant shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

18.3 Plan Unfunded. The Plan shall be unfunded. Except for reserving a sufficient number of authorized Shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure payment of any Award or Option granted under the Plan.

18.4 Beneficiary Designation. Each Participant may, from time to time, name one or more individuals (each, a "Beneficiary") to whom any benefit under the Plan is to be paid in case of the Participant's death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

18.5 Effective Date/Term. The effective date of the Plan shall be as determined by the Board, subject only to the approval by the affirmative vote of the holders of a majority of the securities of the Company present, or represented, and entitled to vote at a meeting of shareholders duly held in accordance with the applicable laws of the State of Delaware within twelve (12) months after the adoption of the Plan by the Board (the "Effective Date").

The Plan shall terminate on the Termination Date. No Option or Award shall be granted after the Termination Date. The applicable terms of the Plan, and any terms and conditions applicable to Options and Awards granted prior to the Termination Date shall survive the termination of the Plan and continue to apply to such Options and Awards.

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